APPRAISAL
OF
BUENA VISTA APARTMENTS
300 EAST BELLEVUE DRIVE
PASADENA, CALIFORNIA
KTR JOB NO. 7-7-06512B

Ms. Martha Long	December 8, 2006
General Partner
VMS National Properties JV
55 Beattie Place
Greenville, SC 29601

Re:	Buena Vista Apartments 300 East Bellevue Drive Pasadena, California
Dear Ms. Long:
At your request, KTR Valuation & Consulting Services, LLC has appraised the above referenced property. The purpose of the appraisal is to estimate the Market Value of the Fee Simple Estate of the subject property, free and clear of financing, as of November 17, 2006. The date of value corresponds to the date the subject property was most recently inspected by the appraiser.
The subject property consists of an approximate 1.26 ± acre tract of land improved with a 92-unit garden-style apartment complex known as the Buena Vista Apartments. Construction of the improvements was reportedly completed in 1973. The structural improvements were observed to be in average physical condition and consist of a three-story wood frame building with stucco and wood trim exterior walls and flat roof with built-up cover. The structural improvements are situated atop a subterranean parking garage. Amenities common to all units include standard kitchen appliances, cable TV pre-wire, patio/balcony, ceiling fans and mini-blinds. Community amenities include on-site management/leasing office, clubhouse, recreation room, fitness center, sauna, swimming pool, controlled access gates, underground garage parking and seven laundry rooms. The Buena Vista Apartments contain 77,858 rentable square feet, which suggests an average unit size of 846 square feet.
The following report contains information considered relevant to the valuation of the property and the methods by which collected data have been analyzed in arriving at our value conclusion. Our analysis included an inspection of the premises, interviews with knowledgeable market participants, a review of historical income and expense statements, the current rent roll, and other relevant financial and market information. As an income-producing property, greatest reliance is placed upon the value derived through the Income Capitalization Approach, with support provided by the conclusion rendered through implementation of the Sales Comparison Approach.
This appraisal report has been prepared in order to comply with the reporting requirements set forth under Standards Rule 2-2(b) of the Uniform Standards of Professional Appraisal Practice (USPAP) for a Complete Appraisal in Summary Report format. As such, it presents only summary discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser’s opinion of value. Supporting documentation not presented herein has been retained in the appraiser’s file. The depth of discussion contained in this report is specific to the needs of the client and for the intended use stated herein.
5477 Glen Lakes Drive, Suite 202, Dallas, TX 75231
t e l 214.363.3373 • f a x 214.369.4388
w w w . f i r s t a m . c o m

Ms. Martha Long VMS National Properties JV December 8, 2006 Page 2
The attached Summary Appraisal Report describes our investigation and analyses, together with Certification, Basic Assumptions and Limiting Conditions, upon which we have based our opinion that the market value of the Fee Simple Estate of the subject property, as of November 17, 2006. is:
SEVENTEEN MILLION NINE HUNDRED THOUSAND DOLLARS
($17,900,000)
It has been a pleasure to be of service to you. Please do not hesitate to call with any questions you may have regarding our assumptions, observations or conclusion.
Very truly yours,
KTR VALUATION & CONSULTING SERVICES, LLC

By:	William L. Corbin, MAI	By:	Steven J. Goldberg, MAI, CCIM
	Senior Managing Director		Senior Managing Director

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CERTIFICATE OF VALUE
We, William L. Corbin, MAI and Steven J. Goldberg, MAI, certify that to the best of our knowledge and belief:
The statements of fact contained in this appraisal are true and correct.
The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, are our personal, unbiased professional analyses, opinions, and conclusions.
We have no present or prospective interest in the property that is the subject property of this appraisal, and have no personal interest or bias with respect to the parties involved.
Our compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event
Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation, the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.
Charles K. Russell provided significant professional help in this appraisal assignment.
Charles Russell made a personal a personal inspection of the property that is the subject of this appraisal. Neither William L. Corbin nor Steven J. Goldberg inspected the subject property.
This appraisal was not prepared in conjunction with a request for a specific value or a value within a given range or predicated upon loan approval.
We have the knowledge and experience necessary to perform this appraisal assignment and have previously appraised this type of property.
As of the date of this appraisal, William L. Corbin, MAI and Steven J. Goldberg, MAI, have completed the requirements under the continuing education program of the Appraisal Institute.
The use of this report is subject to the requirements of the Appraisal Institute relating to review its duly authorized representatives.
As of the date of this appraisal, William L. Corbin MAI is currently certified with the State of California Office of Real Estate Appraisers and is licensed as a Certified General Real Estate Appraiser (AG025737) until February 27, 2007.
KTR VALUATION & CONSULTING SERVICES, LLC

By:	William L. Corbin, MAI	By:	Steven J. Goldberg, MAI, CCIM
	Senior Managing Director		Senior Managing Director

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BASIC ASSUMPTIONS AND LIMITING CONDITIONS
This Appraisal Report is subject to underlying assumptions and limiting conditions qualifying the information contained in the Report as follows:
The valuation estimates apply only to the property specifically identified and described in the ensuing Report.
Information and data contained in the Report, although obtained from public record and other reliable sources and where possible, carefully checked by the Appraiser, are accepted as satisfactory evidence upon which rests the final expression of property value.
The Appraiser has made no legal survey nor has he commissioned one to be prepared and therefore, reference to a sketch, plat, diagram or previous survey appearing in the Report is only for the purpose of assisting the reader in visualizing the property.
It is assumed that all information known to the client and relative to the valuation have been accurately furnished and that there are no undisclosed leases, agreements, liens or other encumbrances affecting the use of the property.
Ownership and management are assumed to be competent and in responsible hands.
No responsibility beyond reasonableness is assumed for matters of a legal nature, whether existing or pending.
Information identified as being furnished or prepared by others is believed to be reliable but no responsibility for its accuracy is assumed.
The Appraiser, by reason of this appraisal, shall not be required to give testimony as an expert witness in any legal hearing or before any court of law unless justly and fairly compensated for such service.
By reason of the Purpose of the Appraisal or Function of the Report herein set forth, the value reported is only applicable to the Property Rights Appraised and the Appraisal Report should not be used for any other purpose.
Disclosure of the contents of this report is governed by the by-laws and Regulations of the Appraisal Institute.
Unless otherwise stated in this report, the existence of hazardous material, which may or may not be present on the property, was not observed by the appraiser. The appraiser has no knowledge of the existence of such materials on or in the property. The appraiser, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea-formaldehyde foam insulation or other potentially hazardous materials may affect the value of the property. Any value estimate is predicated on the assumption that there is no such material on or in the property that would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

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In arriving at the value set forth in this appraisal no consideration has been given to the effect of state, local or federal income and gains taxes or of occupancy, hotel, capital levy, gift, estate, succession, inheritance or similar taxes which may be imposed upon any owner, lessee, or mortgagee by reason of any sale, conveyance, transfer, leasing, hypothecation, mortgage, pledge or other disposition of the appraised property.
The appraiser was not provided architectural plans for the subject property, thus the square footage as indicated on the rent roll, marketing brochures, and unit mix provided by the client has been utilized. In the event this information is inaccurate, we reserve the right to modify this appraisal if so warranted.

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SUBJECT PROPERTY PHOTOGRAPH

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TABLE OF CONTENTS

Title Page
Letter of Transmittal
Certificate of Value	i
Basic Assumptions and Limiting Conditions	ii
Subject Photograph	iv
Table of Contents	v

Executive Summary	1
Introduction and Premises of the Appraisal	2
Regional Overview	4
Neighborhood Overview	10
Site Analysis	12
Real Estate Taxes	13
Zoning	14
Description of Improvements	15
Apartment Market Overview	17
Economic Rent Analysis	21
Highest and Best Use	27

Valuation Procedure	28
Income Capitalization Approach	29
Sales Comparison Approach	34
Reconciliation and Final Value Conclusion	38
ADDENDA
Subject Photographs
Comparable Rental Photographs
Comparable Sales
Regional Location Map
Neighborhood Map
Comparable Rentals Map
Comparable Sales Map
Qualifications

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EXECUTIVE SUMMARY

Property:	Buena Vista Apartments

Location:	300 East Bellevue Drive, Pasadena, California

Assessors Parcel ID No:	5722-019-017 – Los Angeles County Assessor

Purpose of Appraisal:	To estimate the Market Value of the subject property as of the date of value.

Date of Value:	November 17, 2006

Date of Report:	December 8, 2006

Interest Appraised:	Fee Simple Estate

Description of Property:	The subject property consists of an approximate 1.26+ acre tract of land improved with a 92-unit garden-style apartment complex known as the Buena Vista Apartments. Construction of the improvements was reportedly completed in 1973. The Buena Vista Apartments contains 77,858 rentable square feet, which suggests an average unit size of 846 square feet.

Location:	The subject property is located in the southern portion of the City of Pasadena, along East Bellevue Road, between South Euclid Avenue and South Marengo Avenue.

Zoning:	The subject site is zoned RM-32, HL-36 (Multi-Family Residential- City of Gardens with a Height Limit Overlay District) by the City of Pasadena. The intended use of land in this zoning district is primarily multifamily and single family residential development.

Flood Zone:	According to the Federal Emergency Management Agency (FEMA), the property is located within Zone D, an area in which flood hazards are undetermined as defined by FEMA.

Highest and Best Use:	Multifamily residential development.

Marketing Period:	Less than 12 months
Valuation Assumptions:

Average Market Rent (per Unit)	$1,562
Market Vacancy/Credit Loss	2.5%
Operating Expense Ratio	40%
Net Operating Income	$1,026,682
Overall Capitalization Rate	5.75%
Final Estimate of Market Value, by Approach

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Cost Approach:	N/A
Sales Comparison Approach:	$17,800,000
Income Approach:	$17,900,000
Final Estimate of Market Value:	$17,900,000
INTRODUCTION AND PREMISES OF THE APPRAISAL

Scope of the Assignment	According to the Appraisal Institute’s Code of Professional Ethics and Uniform Standards of Professional Appraisal Practice, the scope of the appraisal is cited as “the extent of the process of collecting, confirming, and reporting data” included in an appraisal report. The scope of this appraisal employs all applicable appraisal techniques and constitutes a Complete Appraisal as defined by USPAP. The presentation of data, analyses and conclusions are presented in summary report format.

The data included in this report has been researched from the subject property’s influencing market. County and City officials were interviewed regarding taxes, zoning requirements, flood zone information, demographic data, planned construction, recently completed developments, and other economic impacting events. Market participants, including real estate brokers and property managers, were consulted regarding market parameters and activity. Lenders as well as investor surveys were consulted regarding investment parameters. The Sales Comparison and Income Capitalization Approaches to value have been performed in estimating the Market Value of the subject. Sales utilized were confirmed with a principal or representative involved with the sale. Leasing agents for the competitive complexes were interviewed regarding property specific information. Supply and demand factors affecting the local market have been analyzed.

Purpose and Use of Appraisal	The purpose of the appraisal is to estimate the Market Value of the Fee Simple Estate of the subject property as of November 17, 2006. It is for the internal use of AIMCO to facilitate asset evaluation and to be utilized in conjunction with a planned transaction with the limited partners.

Property Rights Appraised	The property interest appraised is that of the Fee Simple Estate. A Fee Simple Estate is defined by The Dictionary of Real Estate Appraisal, Second Edition AIREA, as:

“Absolute ownership unencumbered by any other interest or estate, subject only to the limitations of the four powers of government (eminent domain, escheat, police power and taxation)”.

Marketing Period	The value conclusion reported herein assumes a marketing period of less than one year. According to the Korpacz Real Estate Investor Survey, 3rd Quarter 2006, indicates that apartment properties in the national market have an average marketing time of 5.58 months, generally similar to the average of 5.92 months reported one year ago. This estimate seems

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reasonable, given recent market activity in the influencing area and the profile of the subject property.

Property History	Property tax records indicate that VMS National Properties is the current owner of record. The current owner acquired title to the property on November 7, 1984. No details pertaining to the conveyance were provided to the appraisers. No conveyances involving the subject property were noted within the three-year period preceding the effective date of value. To our knowledge there are no contracts of sale pending as of the date this report was prepared, nor are we aware that the property is listed for sale.

Most Likely Buyer	National and regional investors typically purchase multifamily properties of this size in markets such as the subject.

Definition of Market Value	Market Value, as approved and adopted by the Appraisal Foundation in the Uniform Standards of Professional Appraisal Practice is as follows:

“The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus.

Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:
1.	buyer and seller are typically motivated;

2.	both parties are well-informed or well advised, and acting in what they consider their best interests;

3.	a reasonable time is allowed for exposure in the open market;

4.	payment is made in terms of cash in United States dollars or in terms of financial arrangements comparable thereto; and

5.	the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.”

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REGIONAL OVERVIEW

Introduction	Real estate values reflect the influence of four primary forces that motivate human activity; social trends, economic conditions, governmental policies and environmental factors. The purpose of the regional overview is to describe and analyze the area within which the interactions of the four major forces influence properties similar to the subject. This section will further analyze past trends for insight into possible future trends affecting the value of real estate.

Overview	The subject property is located in the Los Angeles MSA, within the city of Pasadena and approximately 10 miles northeast of the Los Angeles Central Business District. Los Angeles County, in which the subject is located, was the first to develop and has always been the largest of the five counties comprising the Los Angeles Metropolitan Area (LAMA). Los Angeles County’s population is 3.5 times the size of Orange County’s, the second largest county in the LAMA. It is 1.5 times the size of the other four counties in the region combined.

Population	The urbanized central and southern portions of Los Angeles County are nearly fully developed. Only the northern portion of the county has significant developable land remaining for future growth. However, these areas are separated from the urbanized areas by natural barriers. Most of the future growth in Orange County is expected to occur in the southeastern part of the county where there are large undeveloped tracts of land. Growth in older parts of both counties will be primarily in -fill of vacant parcels and redevelopment of older properties.

During the period between 1970 and 1980, the county’s population grew at an average annual compound rate of 0.60%. This was slow compared to Orange County’s rate of 3.13% during the same decade. This was due to Los Angeles County’s already large size and Orange County’s appeal as an alternative residential area. During the 1980s the pace accelerated in Los Angeles County to 1.68% annual compound growth, while Orange County’s slowed to 2.23%. Both counties’ populations increased at slower rates of 1.13% and 1.61% annually between 1990 and 2000. However, this slowed growth still equated to an average annual population increase of 105,180 persons per year in Los Angeles County and 41,784 persons per year in Orange County.

The slowing of the population growth rates has resulted from the growing scarcity of available land for new development in both counties. Population trends are summarized in the following table showing historical population growth. While the figures in the table are tabulated by the U.S. Census, according to the California Department of Finance the January 2006 populations for Los Angeles and Orange counties were 10,245,572 and 3,072,336 respectively. The figures show 2006 population increases of 0.78% and 0.83%, respectively, for the two

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counties, which have decreased since 2002, although slightly higher than 2005 figures.
LOS ANGELES AND ORANGE COUNTIES POPULATION

	Los Angeles County		Orange County
Year	Population	Ann. Rate # Chg.	Population	Ann. Cpnd. Rate
U.S. Census — (As of April 1)
1970	7,041,980	—	1,420,386	—
1980	7,477,400	0.60%	1,932,921	3.13%
1990	8,832,500	1.68%	2,410,556	2.23%
2000	9,884,300	1.13%	2,828,400	1.61%
California Department of Finance – (As of January 1)
1997	9,147,100		2,672,800
1998	9,225,800	0.86%	2,724,500	1.93%
1999	9,330,100	1.13%	2,776,100	1.89%
2000	9,487,400	1.69%	2,829,800	1.93%
2001	9,646,300	1.67%	2,880,600	1.80%
2002	9,817,400	1.77%	2,930,500	1.73%
2003	9,979,600	1.65%	2,978,800	1.65%
2004	10,103,000	1.24%	3,017,300	1.29%
2005	10,166,417	0.63%	3,047,054	0.99%
2006	10,245,572	0.78%	3,072,336	0.83%

Employment and Industry	The sheer size of the five-county Los Angeles Metropolitan Area economy is its most important asset. As a country, the area would reportedly be ranked 11th in the world in terms of productivity and accounts for over 5% of jobs and spending nationally. Job growth from 1994 through 1999 outpaced the national average and in 2001 the region had approximately 1.4 million more jobs than in 1993 when the region’s employment was at its lowest point in recession of the early 1990’s. The Los Angeles region’s recovery has been led by motion picture production, foreign trade, and gains in older manufacturing sectors such as apparel, textiles, furniture, and toys.

At the beginning of 2001, the U.S. and California economies were generally viewed as having slipped into recession. The mild economic downturn was compounded by the 9-11-01 event. However, in its 2002-2003 Economic Forecast & Industry Outlook for the Los Angeles Five — County Area, the Los Angeles Economic Development Council (LAEDC) forecasted the five-county region to be minimally impacted by the recession in 2002, with recovery for the region, the state and the nation beginning late 2002.

Economic reality has caused economists to revise their projections regarding the characteristics of the recovery and its timing. During 2002 and 2003, the overall economy, nationally and in California, experienced a “jobless recovery”, a recovery fueled by low interest rates and consumer spending, with increasing corporate profits but no or minimal job growth.

In its mid-year 2004-2005 Economic Forecast, the LAEDC projected total Los Angeles County non-farm employment to grow by just 1.0% in 2004, but projected this would increase to 1.6% growth in 2005. In its

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mid-year 2005-2006 Economic Forecast, the LAEDC projected total Los Angeles non-farm employment to again grow by just 1.0% in 2004 or by 40,500 jobs in Los Angeles County in 2005, and projected this would increase to 1.1% growth in 2006. It also forecasted all five counties in the Southern California region to have positive job growth in 2005 and 2006 as follows: Los Angeles – 1.0% and 1.1%, San Bernardino-Riverside – 3.0% and 3.0%, Orange – 1.9% and 1.8%, and San Diego –1.7% and 1.8%. Year-to-date October 2005, Los Angeles County has gained 14,400 job growth.

LAEDC reports “there is much hand wringing about the weak non-farm employment performance of Los Angeles County. For example, the 2005 estimated average is 4,033,800 jobs, compared with the 2001 average of 4,135,700 jobs, which would be fifteen years of no job growth. However, total civilian employment should average 4,670,800 jobs in 2005, compared with the 2001 average of 4,259,700 jobs. The 2005 average is a new high for the county in this indicator. Many analysts feel that the civilian employment survey is not as accurate as the non-farm establishment survey due to the small sample size, but more people are working as independent contractors or in other ways that do not get captured by the establishment survey. A good case can be made that Los Angeles County is on the leading edge of this trend. Examples include the motion picture/TV production industry, software development, and the independent truck drivers who work at the ports. Anecdotal information also indicates that manufacturing and small contractors are using independent contractors.”

The agency notes in its 2006-2007 Economic Forecast and Industry Outlook for California and Southern California that in Los Angles County, positive economic forces for the county include:

• Continued modest job growth in Aerospace.

• Strong growth continuing for International Trade with an increase of 12% in two-way trade passing through the local customs district.

• Tourism will continue running at high levels.

• Professional and business services will see continued strong demand.

• The technology sector should hold at high levels.

• Major project construction will support the construction industry.

Negative economic forces for the county will include:

•     The movie industry will be coping with run-away production, challenges to the existing business models (particularly related to cost control), as well as possible labor strife over the next few years.

• A lack of quality industrial space available for industrial growth with the countywide vacancy rate in the range of 2%.

• The continued lack of affordable housing.

• A modest slowdown in new home building.

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• Not much improvement in the state’s business environment, which has already cost the county jobs, most notably with the departure of Nissan North America headquarters out of state.

The agency is projecting a 0.9% net gain in jobs in 2006, with the county’s unemployment rate continuing at a low rate in the range of 5.3%. By comparison, the 2006 rate of 4.5% was the lowest for the county since 1988.
LOS ANGELES COUNTY HISTORICAL JOB GROWTH

Category	1997	1998	1999	2000	2001	2002	2003	2004	2005	Aug-06

Mining	3,600	36,000	3,500	3,600	3,800	3,800	3,800	4,000	4,100	3,900
Construction	113,700	126,600	131,300	137,300	138,000	134,800	136,900	141,000	149,100	155,800
Manufacturing	641,100	636,000	620,000	604,600	550,400	522,400	488,800	478,200	473,700	465,800
Trade/Trans/Util	779,400	787,800	805,300	817,300	806,000	809,600	798,600	802,500	808,000	798,100
Information	220,400	223,000	239,100	249,000	217,700	197,900	206,600	203,200	216,900	211,800
Financial Activities	221,100	224,000	223,800	219,900	231,800	237,100	242,400	245,000	246,700	247,700
Professional & Business	578,500	592,500	608,300	610,500	583,600	575,700	560,400	570,500	573,600	582,600
Educational & Health	384,600	397,600	410,100	423,000	447,000	463,000	472,400	476,600	483,700	468,000
Leisure & Hospitality	329,500	335,100	339,800	350,000	348,700	356,900	367,700	372,400	383,500	391,500
Other Services	131,700	136,100	137,200	140,600	143,400	146,600	145,000	144,900	146,300	148,900
Government	542,000	556,600	580,800	591,100	610,300	612,600	595,500	584,800	587,000	563,200

Total	3,945,600	4,051,300	4,099,200	4,146,900	4,080,700	4,060,400	4,018,100	4,023,100	4,072,600	4,037,300
Change	—	105,700	47,900	47,700	-66,200	-20,300	-42,300	5,000	49,500	-35,300

L.A. Unemployment	6.0%	6.0%	5.3%	4.5%	6.3%	6.4%	6.3%	6.0%	5.1%	5.1%
California	5.8%	5.5%	4.7%	4.4%	6.2%	6.7%	6.3%	5.7%	5.1%	4.9%
U.S.	4.7%	4.4%	4.0%	3.9%	5.7%	6.0%	5.7%	5.4%	4.9%	4.6%
Source: State of California Employment Development Department

The following table summarized the major employers in Los Angeles County, sorted in alphabetical order by company name.

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MAJOR EMPLOYERS IN LOS ANGELES COUNTY

Employer Name	Location	Industry
Aerospace Corp.	El Segundo	Commercial Physical Research
American Honda Motor Con Inc.	Torrance	Automobile & Truck Broker
American Honda Motorcycle DIV	Torrance	Marketing Programs & Services
Amtrak	Los Angeles	Governmnet
California Institute of Technology	Pasadena	University
California State University	Long Beach	Recylcing Centers
Edison International	Rosemead	Utilities-Holding Company
Fox Films	Los Angeles	Television Station
Jet Propulsion Lab	Pasadena	Marketing Programs & Services
Kaiser Foundation Hospital	Los Angeles	Hospital
Kaiser Permanente	Los Angeles	Physicians & Surgeons
King Drew Medical Ctr.	Los Angeles	Hospital
Little CO of Mary Hospital	Torrance	Hospital
Lockheed Martin Aeronautics Co	Burbank	Aircraft Manufacturer
Long Beach Memorial Hospital	Long Beach	Hospital
Los Angeles County Medical Center	Los Angeles	Hospital
Memorial Rehabilitation Hospital	Long Beach	Rehabilitation Services
Six Flags	Valencia	Amusement Park
UCLA	Los Angeles	University
USC	Los Angeles	University
VA Greater Los Angeles	Los Angeles	Hospital
Walt Disney CO	Burbank	Motion Picture Producer & Studio
Westcoast	Carson	Marketing Programs & Services
Xerox Corp	El Segundo	Office Machiens NEC

Transportation	Transportation throughout Southern California is largely dependent on the private automobile, which is supplemented by local and county bus and rail services. One of the assets for Southern California, which has spurred its tremendous growth, has been its freeway system. The Southern California freeway system consists of 650 miles in six to twelve lanes of modern concrete roadways. The region is also well served with a modern system of surface streets.

The LAMA is a classic example of the multiple nuclei theory of urbanization. Its formation into an urban conglomerate of multiple centers was facilitated by the proliferation of automobiles and the construction of numerous highways and interstate freeways. These are complemented by international and regional airports, the port facilities and rail lines conveniently situated throughout the region.

While Los Angeles is served by all modes of transportation, the dominance of the highway system is evident. The basin is crisscrossed by interstate freeways connecting the area to all others areas of Southern California and the southwestern United States. Construction is on-going in the improvement of the system, with the expansion of the Orange County stretch of north-south Interstate 5 the current focus. In addition to the freeways, there is a large network of highways and thoroughfares providing surface road transport throughout the entire basin. The LAMA has become the transportation and distribution hub for the entire southwest U.S.

Aside from the growing light-rail system, passenger and freight rail links are found throughout the Los Angeles-Orange County-San Diego area.

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Connections provide service to other parts of the continental U.S. and Canada. The proximity of several international and regional airports and deep-water ports in the LAMA has been an important factor in the growth of international trade. Los Angeles International Airport is one of the busiest commercial airports in the United States. Twenty-three miles south of Downtown, the Los Angeles/Long Beach harbors provide sea transportation and cargo facilities, and combined represents the United State’s busiest port. Container volume continues to grow at these facilities. The proposed Alameda Corridor project, expected to be developed within a ten-year time span, will greatly improve access between the Los Angeles/Long Beach harbors and the railyards southeast of Downtown L.A. through a cooperative use of existing rail right-of- ways.

Nonetheless, population growth within the region continues to burden the existing transportation infrastructure. The LAEDC reports that California’s budget problems will impact local governments, as will as transportation projects in the near term and as the region’s population continues to grow, the “transportation deficit” will worsen.

Foreign Trade	The combined Ports of Los Angeles and Long Beach represent the largest man-made facilities on the West Coast providing break-bulk, dry-bulk, general containerized, and liquid cargo shipping. These, combined with the Los Angeles and Ontario international airports and the John Wayne airport, handle one of the highest levels of freight volume in the world. In 1993 the LAMA region passed New York in trade goods volume as the largest in the nation. Together, the ports account for about 25% of all U.S. water-based trade. The following table shows historical port volume by physical cargo units.
HISTORICAL PORT CARGO VOLUME
(IN TEUs –equivalent to one 20-foot cargo container)

Year	Port of Los Angeles	Port of Long Beach	Total Containers	% Chg.
1995	2,500,000	2,843,502	5,343,502
1996	2,600,000	3,067,334	5,667,334	6.1%
1997	2,900,000	3,504,603	6,404,603	13.0%
1998	3,300,000	4,097,689	7,397,689	15.5%
1999	3,828,850	4,408,480	8,237,330	11.4%
2000	4,879,428	4,600,787	9,480,215	15.1%
2001	5,183,519	4,462,959	9,646,478	1.8%
2002	6,105,863	4,524,038	10,629,901	10.2%
2003	7,178,940	4,658,124	11,837,064	11.4%
2004	7,385,227	5,703,832	13,089,059	10.6%
2005	7,484,624	6,774,690	14,259,314	8.9%

The total dollar volume of trade through the Los Angeles Customs District has increased in every year since 1979. Los Angeles passed New York to retake the lead in foreign trade volume for the nation. The top five trade centers in 2003 were Los Angeles ($214.3 billion), New York ($209.8 billion), Detroit ($179.3 billion), Laredo (114.3 billion), and New Orleans ($87.7 billion). Excluding the peak recessionary year of 2001, Los Angeles county ports have had double-digit trade increases

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in every year from 1997 forward, with the exception of 2005, which took a dip to 8.9%.

The growth in foreign trade supports job gains in professional services (like construction, design, and engineering), financial services, wholesale trade, manufacturing, and tourism and entertainment, according the Center for the Continuing Study of the California Economy.

Conclusion	The Los Angeles Metropolitan Area’s diversity and strength have acted as a magnet in attracting in-migration which, coupled with a steady natural increase, have created the second largest population center in the country. A possible impediment to future growth in the developed areas of the region is the capacity of the infrastructure. In many areas it has stressed by sustained population and economic growth. Some improvements to these systems have now commenced planning or construction.

Notwithstanding the above, most economic forecasts predict strong population and economic growth for the region over the next decade. The economic base of the region has changed and diversified since the onset of the last recession. Declining industries have been replaced with growth industries. This change has been facilitated by the strong entrepreneurial approach to problem solving which is the character of the region.
NEIGHBORHOOD OVERVIEW

The Appraisal of Real Estate defines a neighborhood as “a group of complimentary land uses”. A neighborhood should be distinguished from a district, which is defined as “a type of neighborhood that is characterized by homogenous land use”. A neighborhood will contain land uses complimentary to one another. For example, predominantly residential neighborhoods typically contain some commercial properties that provide services for local residents. The boundaries of a neighborhood can be physical such as a lake, stream or major highway or they may be less easily discernible such as changes in prevailing land use or occupant characteristics.

Location:	The subject property is located in the southern portion of the City of Pasadena, along East Bellevue Drive, between South Euclid Avenue and South Marengo Avenue. Pasadena is a city located in the northern sector of Los Angeles County, north of Los Angeles. As of the 2000 census, Pasadena had a total population of 133,936. Pasadena is the main population and cultural center of the San Gabriel Valley. It is the 8th largest city in Los Angeles County and famous for hosting the annual Rose Bowl football game and Tournament of Roses Parade.

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The greater Pasadena area is bounded by the Raymond Fault line, the San Rafael Hills, and the San Gabriel Mountains. Pasadena is located 10 miles northeast of downtown Los Angeles. The city is bordered by seven communities—Los Angeles, South Pasadena, San Marino, Arcadia, Sierra Madre, La Cañada Flintridge and unincorporated Altadena.

The world-famous California Institute of Technology is located in the southern-central area of Pasadena, with Pasadena City College located just to the northeast. Fuller Theological Seminary is located just east of downtown Pasadena. Pacific Oaks College is located right next to the Pasadena’s National Historic Landmark — The Gamble House. The famous Art Center College of Design is on the hills overlooking the Rose Bowl, and the Jet Propulsion Laboratory (operated by Caltech) is located in nearby La Canada Flintridge.

Access:	Primary roadways in the neighborhood include the east/west traffic arteries of East Walnut Street, East Colorado Boulevard, East Delmar Boulevard, East California Boulevard, and IH 210 and SH 110. North/south traffic arteries include South Fair Oaks Avenue, South Los Robles Avenue, South Allen Avenue, Sierra Madre Boulevard, South San Gabriel Boulevard and SH 19, SH 710 and SH 110 Business. All of the aforementioned east/west roadways provide direct access to SH 710, SH 110 Business and SH 19. SH 710 and SH 110 Business are just a few blocks west of the subject property. SH 19 is approximately four miles east of the subject property. All of the north/south routes provide access to IH 210, approximately one mile north of the subject site. The well-managed network of regional and local roadways renders good access to and within the neighborhood.

The subject neighborhood is accessible to neighborhood services and employment centers. Numerous recreational parks, lakes, rivers and schools are located within a short commute of the subject neighborhood. Commercial and retail uses, local businesses and area employers are abundant along the previously mentioned interstate and state highways. Travel time to downtown Los Angeles, approximately 10 miles southwest, is around 20 minutes. Public services, including schools and medical facilities, are in close proximity.

Land Use:	The subject neighborhood is a mature commercial and residential district. The area realized much of its growth in the mid 1960’s and early 1970s. Most of the apartments in the area were built in the 1970s. As the City of Pasadena has become densely populated, most of the land in the subject neighborhood has been developed. Approximately 90% of the land area is developed, with limited land available to accommodate additional development. Multifamily, single-family and commercial development is prevalent along the primary roadways. Underutilized land in the form of public green belts, parks, athletic fields and railroad easements are in close proximity to the subject property and scattered throughout the

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neighborhood. The predominate land uses in the neighborhood is residential consisting of both single and multifamily housing developments supporting commercial uses are also abundant.

Adjacent Land Uses:	South: Single and multifamily dwellings
North: Private middle school
East: Multifamily dwellings
West: Multifamily dwellings

New Construction:	Due to the mature nature of the neighborhood and limited availability of vacant land suitable for development, no new construction was noted in the immediate vicinity of the subject property.

Change in Current Use	The neighborhood can be classified as being in a mature stage of its life cycle as there is limited land available to accommodate new development. As a result of its good location in the City of Pasadena and greater Los Angeles region, the area is anticipated to remain a desirable commercial and residential location. No material change in existing land uses is anticipated.

Conclusion	The subject property is located in the southern portion of the City of Pasadena. The area is easily accessible from all parts of Pasadena as well as cities from beyond due to its proximity to interstate freeways and state highways. As a result of its good location, the area has proven to be a desirable residential and commercial location. Employers are located in close proximity to the subject neighborhood. The presence of employers in the area as well as its close proximity to educational facilities has enhanced the desirability of the neighborhood as a residential location. Area residents are offered a broad range of services and good access to other parts of Pasadena and the greater Los Angeles area. Future prospects for the neighborhood are deemed positive.
SITE ANALYSIS

Location	The site is located in the southern portion of the City of Pasadena, along East Bellevue Drive, between South Euclid Avenue and South Marengo Avenue.
Size	The site is irregular in shape and consists of a total land area of approximately 1.26 ± acres.
Excess Land	None
Topography	Generally level and on grade with the bounding street of East Bellevue Drive
Site Improvements	The approximate 1.26 ± acre site is improved with a 92-unit garden-style apartment community known as the Buena Vista Apartments. See Description of the Improvements section of this report for details concerning site improvements.
Street Improvements	East Bellevue Drive is a neighborhood collector street that is oriented in an east/west direction.

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Desirability of Location	Good
Access to Major Arteries	Average
Access to Local Arteries	Average
Curb Appeal	Average
Ingress/Egress	Average – Adequate road frontage along a minor neighborhood collector street.
Visibility from Road	Average
Public Transportation	Average
Neighborhood Appearance	Good
Flood Zone Map	According to the Federal Emergency Management Agency (FEMA), the property is located within Zone D, an area in which flood hazards are undetermined as defined by FEMA.
Easements	The appraisers were not provided with a site survey or title documents that provide information on the existence of easements and encroachments. Other than typical utility easements, visual observation of the site did not reveal the existence of adverse easements or encroachments, however in the absence of a site survey and title documents, the appraiser makes no representation as to the presence of adverse easements or encroachments.
Soil Conditions	Visual observation does not indicate any surface or subsurface soil conditions that are unusual for the area. Based on our inspection, it appears that the soil is of adequate load bearing capacity to support the subject improvements. No major foundation cracks were visible upon inspection of the subject improvements that would indicate the subsoil conditions are not stable. No nuisances or hazards were noted.
Land Use Restrictions	The appraisers are unaware of any deed restrictions which may adversely affect the utility of the subject site; however, this is not a guarantee that such restrictions may exist. Therefore, it is recommended that a current title policy be obtained for the subject property which would disclose any land use restrictions which may exist.
Utilities	All municipal utilities (water and sewer) and private services (electric, gas, telephone) are available to the site.
Conclusion	The subject represents a desirable site for multifamily development.
REAL ESTATE TAXES

Assessor’s Parcel No:	5722-019-017 (Los Angeles County Assessor)
Effective tax rate	1.2499963 per $100 of assessed value
Equalization Rate	Assessed values for real property in Los Angeles County are based on 100% of the market value estimated for the property by the county assessor.
2005-2006 Assessed Value	$6,688,872
Tax Analysis:	The subject property is situated within the taxing jurisdictions of the City of Pasadena, Los Angeles County, Unified Schools, Community College, Flood Control, Metro Water District and a General Tax Levy. The Los Angeles County Property Appraiser assesses the property for all of the applicable taxing jurisdictions.

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The Proposition 13 Amendment to the California State Constitution limits the maximum annual tax on real property to one percent of market value plus an additional sum to pay for bonded indebtedness on affected property. Per Proposition 13, properties are only reassessed upon sale or significant improvement. Between these events, the assessed value may be increased by a maximum of 2.0% per year. For the purposes of this report, the assessed value is based on an assumed sale at our concluded market value. Our estimates of property taxes used in the direct capitalization method assumes a sale of the subject property at our market value conclusion and the above effective tax rate.
Estimated Tax Liability	$224,000 (Concluded value of $17,900,000 multiplied by the effective tax rate of approximately 1.25 per $100 of assessed value.)
ZONING

Zoning:	The subject site is zoned RM-32, HL-36 (Multi-Family Residential- City of Gardens with a Height Limit Overlay District) by the City of Pasadena.
Permitted Use	The RM-32 zoning designation is intended to provide appropriately located areas for medium and high density residential neighborhoods that are consistent with and implement the Medium Density, Medium-High Density and High Density Residential land use designations of the General Plan and with the standards of public health and safety established by this Zoning Code. The HL Height Limit Overlay District is used to establish special height limits to achieve or preserve the desired character of a neighborhood or nonresidential area within the City.
Maximum Height:	36 feet
Minimum Lot Size:	10,000 square feet
Width:	60 feet
Front Set Backs:	Minimum of 20 feet
Side Set Backs:	5 feet for a distance of 40 feet behind the front setback line
Rear setbacks:	None required
Comments:	It appears as though the existing improvements represent an allowed and conforming use of the site with regard to zoning.

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DESCRIPTION OF IMPROVEMENTS
The subject improvements consist of a 92-unit garden-style apartment complex known as the Buena Vista Apartments. The following offers a description of the improvements.

KTR Site Inspector:	Charles K. Russell
Date of Inspection:	November 17, 2006
Property Contact:	Cheryll Watson
Year Built:	1973
Number Units:	92
Configuration/Stories:	Garden-style complex, 3-story residential structure over a subterranean parking garage.
Net Rentable Area:	77,858 square feet

EXTERIOR
Foundations:	Reinforced concrete slabs, on grade
Frame:	Wood frame
Exterior Walls:	Stucco and wood trim
Roof:	Flat with a built-up cover
Doors and Windows:	Exterior entrance doors are solid core wood. Interior doors are hollow core wood. The windows are single-pane glass set in aluminum frames.
HVAC:	Electric AC condensing units, heat provided by a gas-fired boiler system.
Plumbing:	Kitchens contain sink and dishwasher. Bathrooms contain porcelain toilet and sink and combination bathtub/shower with ceramic tile wall surround. Hot water is provided by a gas-fired boiler system.
Electrical/Water:	Property is sub-metered for electric, electricity is paid by the tenant. Landlord is reimbursed for water usage by tenant.
Parking and Walkways:	The parking areas and internal roadways are concrete paved. Walkways are concrete paved. There is adequate on-site parking provided.

INTERIOR
Walls and Ceilings:	Walls are painted sheetrock and the gypsum ceilings are covered with a sprayed-on textured surface.
Floors:	Interior floors are carpet over padding and sheet vinyl in living areas, carpet over padding in bedrooms and sheet vinyl in the kitchens and bathroom.
Kitchen Equipment:	Built-in wood cabinets with laminate counter tops and porcelain sink. Appliances include a combination range/oven, exhaust fan, disposal and, dishwasher.

PROJECT AMENITIES
Security:	No
Swimming Pool:	Yes
Fitness Center:	Yes
Clubroom:	Yes
Tennis Court:	No
Basketball Court:	No
On-site Management Office:	Yes
Laundry Room:	Yes (7)

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Microwave:	No
Compactor:	No
Fireplace:	No
Ceiling Fans:	In living area
Cable TV:	Yes (prewire)
Balconies/Patios:	Yes
Perimeter Fencing:	No
Access Controlled Entry:	Yes
Other:	Recreation room and sauna
The following chart illustrates the property’s unit breakdown and size.
BUENA VISTA APARTMENTS — UNIT MIX

Unit Type	No. of Units	Size (SF)	Total (SF)

1BR/1BA	24	670	16,080
1BR/1BA	1	730	730
1BR/1BA/Den	6	785	4,710
1BR/1BA/Den	18	800	14,400
1BR/1BA/Den	2	824	1,648
2BR/2BA	1	847	847
2BR/2BA	12	917	11,004
2BR/2BA	2	941	1,882
2BR/2BA	1	953	953
2BR/2BA	6	962	5,772
2BR/2BA	2	974	1,948
2BR/2BA	2	987	1,974
2BR/2BA	3	998	2,994
2BR/2BA	4	1046	4,184
2BR/2BA	2	1108	2,216
3BR/2BA	6	1086	6,516
Totals/Average	92	846	77,858
CONDITION/MAINTENANCE

Overall Condition:	Average
Landscaping:	Average
Parking:	Adequate
Sidewalks/Curbs:	Average
Walls/Fences:	Average
Refuse Area:	Average
Basement:	N/A
Health Club:	Average
Club Room:	Average
Exterior Walls:	Average
Roofs:	Average
Stairs:	Average
Lobby/Hallways:	Average
Entry Doors:	Average
Patios/Balconies:	Average
Elevators:	Average
Apartment Interiors:
Overall:	Average

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Kitchen Equipment:	Average
Mechanical Equipment:	Average
Bathroom:	Average
Walls/Ceilings:	Average
Layout:	Average
Light and View Quality:	Average

Cosmetic Repairs:	Our physical inspection revealed that the subject property is in average condition.
Deferred Maintenance:	No material elements of deferred maintenance were noted during the appraiser’s inspection of the property and on-site management reported none.
Comparability:	Similar to competing properties of the same vintage.
Observed Effective Age:	25 years (lower than actual age of the improvements due to adequate upkeep and maintenance of the improvements)
Economic Life:	45 years (per Marshall Valuation Service Manuel)
Remaining Economic Life:	20 years
General Comments:	Based on our inspection, the subject property is considered to be of average quality construction and to be in average condition overall. It competes effectively with other properties of the same vintage.
APARTMENT MARKET OVERVIEW
The following apartment market analysis is designed to provide the reader an understanding of the Los Angeles area apartment market and its direct influence on the Pasadena market. The most recent source of data available to the appraisers was the “Hendricks & Partners Apartment Update 2006-Review”, the third quarter 2006 REALFACTS Apartment Vacancy/Rent Survey for the Los Angeles County apartment market and the “Apartment Research Report-October 2006”, prepared by Marcus & Millichap.
LOS ANGELES COUNTY APARTMENT MARKET

Overview	The Los Angeles apartment market was ranked 5th in the nation out of 37 markets nationally in 2005 and into 2006, down from rank No. 3 in 2004, and No. 2 in 2003, by Marcus & Millichap, a national brokerage firm specializing in apartment investment sales.

Most economic reports project that long-term job growth in the Los Angeles area should be in the range of 40,000 to 80,000 per year. The Los Angeles Economic Development Council reports a growth of 50,800 new jobs in the Los Angeles area over the year ending June 2006, equating to a gain of 1.3%. According to recent forecasts, trade and tourism are set for record years in 2006. The number of overnight visitors to the region is expected to hit an all-time high of 25.7 million, up 32% from 2005. The regions growth is fueling continued demand for apartments. However, a shortage of developable land, high land prices and rising construction costs are formidable challenges for developers. Generally, demand for one rental unit is generated by the creation of six jobs. Based on this ratio, demand for roughly 7,000 to 13,000 new units

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per year would be required to meet annual demand. Marcus & Millichap reports 5,000 to 6,000 units each year will be added in the foreseeable future. Of the 5,000 units completed in 2005, roughly one-third were luxury apartments built in the Downtown submarket. Completions will increase slightly this year, as developers deliver 5,100 units. While the total this year is up from 2005, it represents a minor 0.7% addition to existing apartment inventory. Clearly, 5,000 to 6,000 new apartment units per year are not nearly enough to meet the demand created by the roughly 120,000 new residents to the county each year.

Home price appreciation moderated across the L.A. area in 2006 as affordability waned and interest rates began to tick up. Sales of existing homes fell 14% in the first half of the year compared to a year prior. For the year ending June 2006, the median home price gained a moderate 12%, down from the appreciation levels of more than 15% a year ago and nearly 32% in 2004. Although price appreciation has slowed, home purchases remain out of reach for many residents, expanding the renter pool and forcing many to remain in the rental market for the foreseeable future. Consequently, vacancy rates are expected to end the year at 3%, 10 basis points lower than the rate at the end of 2005. Tight market conditions are allowing owners to raise rents at an accelerated pace. By year end, the average asking rent is expected to reach $1,360 per month, up 6.7% from 2005, while the average effective rent posts a similar gain to $1,320 per month.

Approximately 1,700 units came online during the first half of 2006, with completions expected to accelerate in the second half of the year. In addition, roughly 15,000 units are in various stages of planning. There are currently 6,700 apartments under construction in Los Angeles County, with 3,400 units scheduled for completion by year end. The majority of new development is centered in downtown Los Angeles, with 2,000 units under development, accounting for almost 30% of total construction.

With construction and absorption keeping pace with one another, the average apartment vacancy rate is expected to end the year at 3%.
LOS ANGELES COUNTY
APARTMENT MARKET CHARACTERISTICS

Number of Complexes	539
Total Unit Inventory	127,512
Avg. Year Built	1978
Avg. No. Units Per Complex	236
Avg. Occupancy Rate	96.0%
Avg. Rent/Unit/Month	$1,559
Source: RealFacts, 4Q’05

The following table shows the historical apartment rent growth by unit type and total market occupancy rates for Los Angeles County.
LOS ANGELES COUNTY HISTORICAL RENT AND OCCUPANCY TREND

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										4 Yr.
Unit Type	1998	1999	2000	2001	2002	2003	2004	2005	2006	Change

Studio	$697	$733	$822	$894	$929	$951	$992	$1,054	$1,139	22.6%
Jr. 1/1	$670	$713	$813	$879	$1,010	$1,116	$1,163	$1,188	$1,248	23.6%
1/1	$840	$894	$1,008	$1,087	$1,135	$1,186	$1,240	$1,305	$1,395	22.9%
2/1	$787	$834	$919	$1,029	$1,103	$1,148	$1,205	$1,262	$1,332	20.8%
2/2	$1,095	$1,145	$1,281	$1,401	$1,456	$1,530	$1,597	$1,688	$1,794	23.2%
2 TH	$1,141	$1,282	$1,406	$1,514	$1,595	$1,663	$1,583	$1,666	$1,760	10.4%
3/2	$1,225	$1,297	$1,405	$1,528	$1,628	$1,685	$1,729	$1,818	$1,949	19.7%
3 TH	$1,601	$1,787	$1,996	$2,118	$2,152	$2,083	$2,056	$2,319	$2,361	9.7%
Wtg. Avg.	$938	$995	$1,110	$1,205	$1,268	$1,327	$1,382	$1,465	$1,559	22.9%

Occupancy	96.3%	97.3%	97.5%	96.4%	95.4%	95.3%	95.2%	95.9%	96.0%	0.8%
Source: RealFacts

The data shows the consistent strength of the county apartment market with a high average occupancy over 95% for the last eight years. Rent growth also averaged a four year change of 22.9%

The following table shows the Los Angeles County trend in apartment rents and occupancy quarter-by-quarter over the last 24 months. This data gives a more detailed look at recent market trends. This data indicates the county apartment market vacancy has fallen in a narrow range from the third quarter of 2004 to the third quarter of 2006, and market rental rates have increased 8.4% over the last year.
LOS ANGELES COUNTY RECENT RENT AND OCCUPANCY TREND

										Prev. Yr.
Unit Type	3Q ’04	4Q ’04	1Q ’05	2Q ’05	3Q ’05	4Q ’05	1Q ’06	2Q ’06	3Q ’06	% Chg.

0/1	$995	$1,004	$1,023	$1,054	$1,056	$1,084	$1,116	$1,135	$1,166	10.4%
Jr. 1/1	$1,175	$1,143	$1,149	$1,184	$1,209	$1,211	$1,233	$1,233	$1,280	5.8%
1/1	$1,252	$1,265	$1,277	$1,297	$1,313	$1,335	$1,362	$1,393	$1,430	8.9%
2/1	$1,218	$1,221	$1,231	$1,256	$1,274	$1,287	$1,320	$1,324	$1,353	6.2%
2/2	$1,613	$1,629	$1,656	$1,667	$1,696	$1,733	$1,756	$1,789	$1,835	8.2%
2 TH	$1,568	$1,580	$1,631	$1,667	$1,669	$1,698	$1,738	$1,770	$1,773	6.2%
3/2	$1,746	$1,757	$1,791	$1,815	$1,828	$1,838	$1,861	$1,973	$2,013	10.1%
3 TH	$2,009	$2,017	$2,320	$2,341	$2,288	$2,325	$2,371	$2,362	$2,350	2.7%
Wtg. Avg.	$1,392	$1,407	$1,435	$1,455	$1,472	$1,498	$1,525	$1,556	$1,595	8.4%

Occupancy	95.2%	95.8%	95.3%	95.5%	96.7%	95.9%	96.0%	95.7%	96.2%	-0.5%
Source: RealFacts

The L.A. North/Ventura County market, in which the subject property resides, saw strong leasing activity, boosted by demand for rentals and the availability of new product, result in the absorption of 215 units during the second quarter, up from 55 units absorbed a year earlier. Year-to-date 2006 has an absorption of 378 units compared to 2005’s annual absorption of 334 units.

A total of 346 new apartment units came online during second quarter 2006, in contrast to one year ago, when no new units entered lease-up. Expectations are that more than 1,500 units will come online before the end of the year, which surpasses levels reported from 2001 to 2004. Before the end of the year, four properties near the interchange of the Hollywood and

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Ventura freeways are expected to add approximately 1,000 units and another 260 units are scheduled to be completed in Woodland Hills.

Multifamily permits, including rental and for-sale units, increased to 1,380 units in the second quarter, up from the 1,355 units one year earlier. Year-to-date permits total 3,350 units, 25% ahead of the same time last year.

With condo conversions and positive absorption in the first quarter, the average apartment vacancy rate decreased from 4.0% in the second quarter of 2005 to 3.7% in the second quarter of 2006.

Rent growth increased to 7.4% for the year ended June 2006, compared to a gain of 4.2% a year ago. This is the largest increase in five years
L.A. NORTH/VENTURA COUNTY 2006 SECOND QUARTER VACANCY & RENT

	Vacancy	Vacancy	Avg. Rent	Avg. Rent	Avg. Rent	Avg. Rent
Submarket	2006	2005	Increase 2006	Increase 2005	2006	2005

Burbank/Glendale	5.0%	3.3%	8.6%	6.3%	$1,823	$1,679
Northeast Valley	1.7%	2.2%	6.4%	5.2%	$1,038	$975
Western Valley	8.8%	8.1%	10.7%	0.7%	$1,741	$1,573
Northwest	4.6%	4.1%	6.9%	6.0%	$1,411	$1,319
Canoga/Reseda	2.7%	2.8%	4.8%	4.1%	$1,179	$1,125
South Valley	3.3%	5.3%	5.6%	4.9%	$1,592	$1,507
Mid-Valley	2.6%	4.0%	6.0%	3.8%	$1,135	$1,070
Tarzana/Woodland Hills	2.5%	2.8%	10.1%	2.5%	$1,621	$1,473
Ventura County	3.6%	4.8%	7.8%	2.2%	$1,425	$1,322
Santa Clarita	4.2%	4.2%	4.3%	5.3%	$1,425	$1,366
Desert Communities	2.7%	2.6%	7.5%	6.2%	$ 937	$ 871
Totals	3.7%	4.0%	7.4%	4.2%	$1,416	$1,318

Conclusion	The overall Los Angeles area’s economy should continue to post solid employment and population growth over the coming years. The subject’s L.A. North/Ventura County market area seems to be at a slightly higher level of occupancy but lower level of rent than the overall Los Angeles area. As demand and new construction in the L.A. North/Ventura County continue to be on an equal par, occupancy is anticipated to remain high over the coming year. As occupancy levels continue to be high, concessions will likely continue to be nonexistent. The remainder of the Los Angeles area has seen an increase in apartment development, attempting to keep up with job and demand growth.

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ECONOMIC RENT ANALYSIS
Five competitive properties follow. They are located in the influencing area of the subject property and define the range of property type and rents available. The information regarding the rent comparables was obtained through physical inspections and interviews of rental agents and property managers. The rents commanded by competitive properties in the influencing area are utilized to determine the economic rent potential for the subject property.
Rent Comparable #1

Address:	Windrose Place
271 East Bellevue Drive
Pasadena, California

Number of Units:	N/A

Year Built:	1989

Description:	Garden-style apartments with three-story residential buildings. Stucco and wood sided exterior walls, pitched roofs with asphalt shingle cover.

Amenities:	Apartment features include standard kitchen appliances, central a/c, alarm system, mini-blinds, patio/balcony and ceiling fans. Property features include swimming pool, spa, clubhouse, fitness center, conference room, gated access to garage parking, laundry facility and on-site management.

Rental Data:

Unit Type	Size (SF)	Quoted Rent/Unit	Quoted Rent/SF

1BR/1BA	618	$1,395	$2.26
1BR/1BA/Den	803	$1,525	$1.90
2BR/2BA	1,008	$1,775	$1.76
3BR/2BA	1,186	$1,995	$1.68

Totals/Average	904	$1,673	$1.90

Occupancy:	98%

Concessions:	No concessions at this time

Comments:	This property is located 1/2 block west of the subject property. It is similar to the subject property in terms of location, amenities and physical characteristics.

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Pasadena, California	Page 22
Rent Comparable #2

Address:	Archstone Pasadena
350 Del Mar Boulevard
Pasadena, California

Number of Units:	N/A

Year Built:	1973

Description:	Garden-style apartments with three-story residential buildings. Stucco exterior walls, pitched roofs with asphalt shingle cover.

Amenities:	Apartment features include standard kitchen appliances, mini-blinds, patio/balcony and ceiling fans. Property features include swimming pool, fitness center, saunas, elevator, fitness center, laundry facility, gated garage parking and on-site management.

Rental Data:

Unit Type	Size (SF)	Quoted Rent/Unit	Quoted Rent/SF

1BR/1BA	680	$1,435	$2.11
2BR/1BA	1,000	$1,935	$1.94

Totals/Average	840	$1,685	$2.03

Occupancy:	98%

Concessions:	No concessions at this time

Comments:	This property is located approximately one block north of the subject property. It is similar to the subject property in terms of location, age, amenities and physical characteristics.

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Pasadena, California	Page 23

Rent Comparable #3

Address:	Monterra Del Sol
280 S. Euclid Aveune
Pasadena, California

Number of Units:	N/A

Age:	1973

Description:	Garden-style apartments with three-story residential buildings. Stucco exterior walls, pitched roofs with asphalt shingle cover.

Amenities:	Apartment features include standard kitchen appliances, mini-blinds, patio/balcony and ceiling fans. Property features include swimming pools, fitness center, business center, saunas, elevator, laundry facility, gated garage parking and on-site management.
Rental Data:

Unit Type	Size (SF)	Quoted Rent/Unit	Quoted Rent/SF

1BR/1BA	720	$1,575	$2.19
1BR/1BA	880	$1,650	$1.88
2BR/2BA	1,000	$1,850	$1.85
3BR/2BA	1,100	$1,975	$1.80

Totals/Average	925	$1,763	$1.93

Occupancy:	98%

Concessions:	No concessions at this time

Comments:	This property is located approximately 1.5 blocks north of the subject property. It is similar to the subject property in terms of location, age, amenities and physical characteristics.

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Pasadena, California	Page 24

Rent Comparable #4

Address	Monterra Del Rey
350 S. Madison Avenue
Pasadena, California

Number of Units:	N/A

Age:	1973

Description:	Garden-style apartments with three-story residential buildings. Stucco and wood sided exterior walls, flat roofs with built-up cover.

Amenities:	Apartment features include standard kitchen appliances, mini-blinds, patio/balcony and ceiling fans. Property features include swimming pools, fitness center, business center, saunas, elevator, laundry facility, gated garage parking and on-site management.

Rental Data:

Unit Type	Size (SF)	Quoted Rent/Unit	Quoted Rent/SF

1BR/1BA	820	$1,575	$1.92
2BR/2BA	892	$1,835	$2.06
3BR/2BA	1,250	$2,075	$1.66

Totals/Average	987	$1,828	$1.88

Occupancy:	98%

Concessions:	No concessions at this time

Comments:	This property is situated approximately three blocks northeast of the subject property. It is similar to the subject property in terms of location, age, amenities and physical characteristics.

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Pasadena, California	Page 25

Rent Comparable #5

Address:	Monterra Del Mar
280 E. Del Mar Boulevard
Pasadena, California

Number of Units:	N/A

Year Built:	1974

Description:	Garden-style apartments with three-story residential buildings. Stucco and wood sided exterior walls, flat roofs with built-up cover.

Amenities:	Apartment features include standard kitchen appliances, mini-blinds and ceiling fans. Property features include swimming pools, fitness center, business center, saunas, elevator, laundry facility, gated garage parking and on-site management.

Rental Data:

Unit Type	Size (SF)	Quoted Rent/Unit	Quoted Rent/SF

1BR/1BA	680	$1,565	$2.30
2BR/2BA	950	$1,895	$1.99

Totals/Average	815	$1,730	$2.15

Occupancy:	100%

Concessions:	No concessions at this time

Comments:	This property is situated one block north of the subject property. It is similar to the subject property in terms of age and physical characteristics.

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Pasadena, California	Page 26
ANALYSIS
The subject property is situated in a good Pasadena location along East Bellevue Drive, between South Euclid Avenue and South Marengo Avenue. It is competitive with other properties in terms of location, condition, amenities, and unit size. The tables below illustrate the comparables with the most similar floor plans in relation to the subject’s floor plans.
ONE-BEDROOM FLOOR PLANS

Comparable #	Unit Size (SF)	Rent/Month	Rent/SF

Subject	670 - 824	$1,359 - $1,469	$1.72 - $2.03
Windrose Place	618 - 803	$1,395 - $1,525	$1.90 - $2.26
Archstone Pasadena	680	$1,435	$2.11
Monterra Del Sol	720 - 880	$1,575 - $1,650	$1.88 - $2.19
Monterra Del Rey	820	$1,575	$1.92
Monterra Del Mar	680	$1,565	$2.30
TWO-BEDROOM FLOOR PLANS

Comparable #	Unit Size (SF)	Rent/Month	Rent/SF

Subject	847 - 1,108	$1,729-$1,879	$1.58-$2.09
Windrose Place	1,008	$1,775	$1.76
Archstone Pasadena	1,000	$1,935	$1.94
Monterra Del Sol	1,000	$1,850	$1.85
Monterra Del Rey	892	$1,835	$2.06
Monterra Del Mar	950	$1,895	$1.99
THREE-BEDROOM FLOOR PLANS

Comparable #	Unit Size (SF)	Rent/Month	Rent/SF

Subject	1,086	$1,969	$1.81
Windrose Place	1,186	$1,995	$1.68
Monterra Del Sol	1,100	$1,975	$1.80
Monterra Del Rey	1,250	$2,075	$1.66
The subject is equally similar to all of the comparables in terms of location, amenities, physical attributes and curb appeal. The subject is slightly inferior to Windrose Place in terms of age. In general, the subject’s rental rates should be similar to the rents indicated by all of the comparables with the exception of Windrose Place, which should command a higher rental rate because of its superior age.
As indicated above, the rent (on a per square foot basis) for the subject’s one-bedroom floor plans are within a tolerable variance of the range of rents illustrated by all of the comparables
The quoted rents for the subject’s two-bedroom units are within the range of rents illustrated by all of the comparables.
The quoted rents for the subject’s three-bedroom units are most similar to the rates at Monterra del Sol, but within a tolerable variance of the range of rents illustrated by all of the comparables
Based upon the rents illustrated by the competing properties and rent actually commanded by the subject property, the following rents will be processed as the property’s economic rent potential for valuation purposes. The following table summarizes the economic rent structure estimated for the subject property.

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ECONOMIC RENT POTENTIAL-BUENA VISTA APARTMENTS

		Size	Total	Quoted	Quoted	Economic	Economic
Unit Type	Mix	(SF)	Area	Rent/Unit	Rent/SF	Rent/Unit	Rent/SF	Total Rent

1BR/1BA	24	670	16,080	$1,359	$2.03	$1,359	$2.03	$32,616
1BR/1BA	1	730	730	$1,419	$1.94	$1,419	$1.94	$1,419
1BR/1BA/Den	6	785	4,710	$1,359	$1.73	$1,359	$1.73	$8,154
1BR/1BA/Den	18	800	14,400	$1,379	$1.72	$1,379	$1.72	$24,822
1BR/1BA/Den	2	824	1,648	$1,469	$1.78	$1,469	$1.78	$2,938
2BR/2BA	1	847	847	$1,769	$2.09	$1,769	$2.09	$1,769
2BR/2BA	12	917	11,004	$1,759	$1.92	$1,759	$1.92	$21,108
2BR/2BA	2	941	1,882	$1,749	$1.86	$1,749	$1.86	$3,498
2BR/2BA	1	953	953	$1,739	$1.82	$1,739	$1.82	$1,739
2BR/2BA	6	962	5,772	$1,729	$1.80	$1,729	$1.80	$10,374
2BR/2BA	2	974	1,948	$1,809	$1.86	$1,809	$1.86	$3,618
2BR/2BA	2	987	1,974	$1,729	$1.75	$1,729	$1.75	$3,458
2BR/2BA	3	998	2,994	$1,779	$1.78	$1,779	$1.78	$5,337
2BR/2BA	4	1046	4,184	$1,879	$1.80	$1,879	$1.80	$7,516
2BR/2BA	2	1108	2,216	$1,749	$1.58	$1,749	$1.58	$3,498
3BR/2BA	6	1086	6,516	$1,969	$1.81	$1,969	$1.81	$11,814

Totals/Average	92	846	77,858	$1,562		$1,562	$1.85	$143,678
HIGHEST AND BEST USE
According to the Third Edition of The Dictionary of Real Estate Appraisal, published by the Appraisal Institute, highest and best use is defined as:
“the reasonably probable and legal use of vacant land or an improved property; which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability”.
HIGHEST AND BEST USE AS IF VACANT

Surrounding Land Uses	Primarily single and multi-family developments along East Bellevue Drive, South Euclid Avenue and South Marengo Avenue. Multifamily development exists adjacent west, east and south of the subject site.

Physically Possible	The size and accessibility of the site would allow for most development. However, development intensity would be restricted by the subject property’s location, along East Bellevue Drive, a lightly traveled neighborhood collector street that can only handle a limited volume of vehicular traffic. The majority of high intensity retail and commercial uses in the neighborhood are situated at major intersections. Given the site’s secondary location, high intensity retail use is not indicated. Of the potential legal uses, multifamily use would appear to be the most appropriate physically possible use.

Legally Permissible	Multifamily use is the intended use of the site.

Financial Feasible	The determination of financial feasibility is dependent primarily on demand. The immediate market exhibits strong demand characteristics as evidenced by stable rental rates, high occupancy levels and the lack of rent concessions in competing apartment projects. New apartment

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Pasadena, California	Page 28

construction is occurring in various areas throughout the Los Angeles area indicating that financial feasibility exists to warrant the cost of such construction. New apartment development is considered to be financially feasible at this time.

Conclusion	Based on the three criteria previously discussed, the maximally profitable use of the site would be multifamily residential development.

HIGHEST AND BEST USE AS IMPROVED

Current Improvements	92-unit multifamily apartment complex. The existing improvements contribute significantly to overall property value indicating that the value of the improved property greatly exceeds the value of the site assuming it to be vacant.

Conclusion	Continued use of the existing improvements
VALUATION
There are three traditional approaches that can be employed in establishing Market Value. These approaches and their applicability to the valuation of the subject property are summarized as follows:
THE COST APPROACH
This method estimates the replacement or reproduction cost of the improvements, less the estimated depreciation (physical, functional, economic), plus the estimated market value of the land, in order to arrive at a final value indication. This approach is based on the premise that an informed purchaser would pay no more for a property than the cost of constructing a building of similar utility and condition.
The Cost Approach is a reliable indicator of value for: (a) new properties; (b) special use properties; and (c) properties where the cost of reproducing the improvement is easily and accurately quantified and there is no external or economic obsolescence. Due to the age of the improvements, they have incurred physical deterioration due to normal wear and usage. Given the inherent inaccuracies and subjectivity involved in estimating substantial degrees of physical deterioration, the cost approach is not considered a reliable, independent approach to value in this instance
THE SALES COMPARISON APPROACH
Using this technique, the property value is indicated by comparing the subject to similar, nearby properties that have recently sold. Essentially, the procedure is to gather bona fide, recent arm’s length sales of comparable properties and compare the most important characteristics of the sales to the subject. Adjustments are then made to the comparable properties for differences such as terms of financing, date of sale, location, and physical characteristics.
Attaining data with a high degree of comparability is most important when this technique is utilized. The reliability is dependent upon the availability of comparable sales data, the verification of the sales data, the degree of comparability and extent of adjustment necessary for differences and the absence of nontypical conditions affecting the sales price. As numerous sales of properties similar to the subject have occurred in the Pasadena/Los Angeles area, this approach has been employed in the valuation process.
THE INCOME CAPITALIZATION APPROACH

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Pasadena, California	Page 29
The Income Capitalization Approach is a process in which the anticipated flow of future benefits is capitalized into a value indication. The Income Capitalization Approach is widely applied in appraising income-producing properties. The reliability of this technique is dependent upon the reliability of the net income estimate and the capitalization rate. Since the subject is income producing realty and anticipated to continue to be so, this approach has been employed in the valuation of the Fee Simple Estate.
RECONCILIATION AND FINAL VALUE ESTIMATE
The final step in the Appraisal Process is the reconciliation of the value indicators into a single value estimate. In the reconciliation or correlation, the appraiser considers the relative applicability of each of the three approaches, examines the range between the value indications and places major emphasis on the approach that appears to produce the most reliable solution to the specific appraisal problem. The purpose of the appraisal, the type of property and the adequacy and reliability of the data are analyzed and appropriate weight is given to each of the approaches to value.
INCOME CAPITALIZATION APPROACH
Investment properties are normally valued in proportion to their ability to produce income; hence, an analysis of the property in terms of its ability to provide a sufficient net annual return on invested capital is an important means of valuing any asset. Value is estimated by deducting an appropriate vacancy and collection allowance and all applicable expenses from the anticipated gross annual income to arrive at a projected net operating income which is then capitalized at an interest rate, or investment yield, commensurate with the risk inherent in the ownership of the property. Such a conversion of projected income considers competitive returns offered by alternative investments.
There are two primary income capitalization methods: Direct Capitalization, which converts a single year’s net operating income into an indication of value and the Discounted Cash Flow Analysis (DCF), which estimates the present worth through the process of discounting the forecasted net income and the reversionary sale over the course of an anticipated investment period. The Direct Capitalization technique is employed in this analysis.
DIRECT CAPITALIZATION
The basic steps in the Direct Capitalization method are as follows:
1.	Calculate POTENTIAL GROSS INCOME from the dwelling units;

2.	Estimate VACANCY AND CREDIT LOSS to arrive at Effective Gross Income;

3.	Estimate OPERATING EXPENSES to arrive at the stabilized Net Operating Income;

4.	Develop the OVERALL CAPITALIZATION RATE;

5.	Divide NOI by the CAP RATE to arrive at VALUE.
Revenue: As presented in the Economic Rent Analysis section of this report, the monthly economic rent potential is estimated at $143,678. The annual gross rent potential estimated for the apartment units total $1,724,136.
Loss to Lease: Loss to lease considers a loss in income due to leases in effect, whereby effective rental rates are lower than asking, or market, rental rates. As a percentage of the property’s gross rent potential, the historical loss to lease ranges from 0.8% in 2003, 3.9% in 2004 and 3.0% in 2005. The 2006 year-to-date amount equates to 3.5%. Based on the previous history at the subject property, as well as current

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Pasadena, California	Page 30
annualized gross rent potential, we have deducted a loss to lease expense of 3.0% of the potential gross income or $51,724.
Concessions: Rent concessions in the market are minimal or non-existent at area apartments. Traditional apartment concessions consist of reduced or free rent over a portion of the lease term. As a percentage of the property’s gross rent potential, concessions amounted to less than 0.1% in 2003, 0.2% in 2004 and increasing to 1.5% in 2005. Concessions are slightly less than 1.0% for 2006 (annualized). For our analysis, concessions are projected at 1.0% of the estimated gross rent potential or $17,241.
Vacancy and Credit Loss: As of the date of inspection, the subject property was 99% occupied. On site management indicated that the property generally maintains an occupancy in the 98% to 100% range. The properties identified as income comparables within the Economic Rent Analysis section of this report illustrate occupancy levels that range from 98% to 100%. The average occupancy of the income comparables surveyed equates to approximately 98%. Information presented in the Apartment Market Overview section of this report indicates that the average occupancy for properties within the Los Angeles North/Ventura County area is approximately 96.4%, an amount slightly below the estimated average occupancy produced by primary comparables in the immediate area of the subject property.
As indicated in the Economic Rent Analysis section of this report, the quoted rent structure for the subject property seems to be market oriented based on a review of the comparable rentals in the area. It appears as though the subject’s occupancy level is similar to those levels realized by competing properties in the area as a result of its rent structure.
Based on the subject’s average occupancy level of occupancy sustained during 2006, tempered against the average occupancy reported by competing properties in the influencing area and occupancy level indicated for properties in the Los Angeles North/Ventura County area, a vacancy factor of 2.0% is estimated for the subject property. In addition, a 0.5% allowance for credit loss is assessed. The combined vacancy and credit loss allowance equates to 2.5%.
Utility Income: Included in this category is the revenue received from tenants paying or reimbursing ownership for their share of water and sewer usage. Total utility income in 2003 was $20,150, increasing to $21,299 in 2004 and $23,452 in 2005. The utility income continues to trend upward, resulting in an annualized 2006 amount of $24,490. Based on the historical utility income receipts, we have estimated Utility Income to be $25,000 or $272 per unit.
Other Income: Included within this category is the revenue received from such items as application fees, forfeited deposits, and late fees. As a percentage of the property’s gross rent potential, Other Income receipts range from 2.7% to 4.2%. Other income is annualized at 2.4% in 2006. Based on historical and annualized 2006 other income receipts, we have estimated Other Income to be approximately 3.0% of the gross rent potential or $51,724.
Expenses: In order to project expenses for valuation purposes, the expenses incurred in the operation of the subject property over the past three years have been reviewed. The expenses for 2006 (Annualized), have also been considered. Typical operating expenses for garden apartments in the Pasadena/Los Angeles area, as reported by IREM have been reviewed and analyzed. The following table summarizes the three-year operating history for the subject property and outlines the operating budget for the current year.

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Pasadena, California	Page 31
SUMMARY OF OPERATING HISTORY- BUENA VISTA APARTMENTS

	2003		2004		2005		Annualized 2006 (Thru October)
Item	Actual	Per Unit	Actual	Per Unit	Actual	Per Unit	YTD	Annualized	Per Unit

Gross Rent Potential	$1,468,296	$15,960	$1,563,536	$16,995	$1,656,556	$18,006	$1,432,190	$1,718,628	$18,681
Loss to Lease	$(11,569)	$(126)	$(61,520)	$(669)	$(49,929)	$(543)	$(50,358)	$(60,430)	$(657)
Concessions	$(351)	$(4)	$(3,898)	$(42)	$(24,450)	$(266)	$(13,476)	$(16,171)	$(176)
Vacancy/Credit Loss	$(66,552)	$(723)	$(88,012)	$(957)	$(39,662)	$(431)	$(15,562)	$(18,674)	$(203)
Utility Income	$20,150	$219	$21,299	$232	$23,452	$255	$20,408	$24,490	$266
Other Income	$61,570	$669	$42,348	$460	$53,284	$579	$34,991	$41,989	$456

Effective Gross Income	$1,471,544	$15,995	$1,473,753	$16,019	$1,619,251	$17,601	$1,408,193	$1,689,832	$18,368

Utilities	$51,083	$555	$52,543	$571	$54,618	$594	$48,350	$58,020	$631
Repairs & Maintenance	$58,515	$636	$58,594	$637	$78,990	$859	$54,105	$64,926	$706
Administrative	$28,620	$311	$34,189	$372	$26,797	$291	$20,262	$24,314	$264
Marketing	$18,783	$204	$16,529	$180	$18,660	$203	$15,395	$18,474	$201
Payroll	$109,811	$1,194	$115,789	$1,259	$133,746	$1,454	$133,530	$160,236	$1,742
Management	$61,978	$674	$61,288	$666	$67,409	$733	$58,326	$69,991	$761
Insurance	$44,243	$481	$45,061	$490	$43,470	$473	$43,629	$43,629	$474
Real Estate Taxes	$78,218	$850	$81,729	$888	$83,880	$912	$72,018	$72,018	$783

Total Expenses	$451,251	$4,905	$465,722	$5,062	$507,570	$5,517	$445,615	$534,738	$5,812

Net Operating Income	$1,020,293	$11,090	$1,008,031	$10,957	$1,111,681	$12,083	$962,578	$1,155,094	$12,555

Utilities	This expense covers the cost of electricity, water and sewer and gas usage for the property. The subject’s historical utilities expense range from a low of $555 per unit in 2003 to a high of $594 per unit in 2005. An amount equivalent to $631 per unit is reflected in 2006 (annualized). Utilities are adjusted for anticipated inflation and processed at $650 per unit or $59,800.

Repair & Maintenance:	This category includes general repair and maintenance items, contract services and turnover expenses. The subject’s historical repair and maintenance expense ranges from a low of $636 per unit in 2003 to a high of $859 per unit in 2005. An amount equivalent to $706 per unit is annualized in 2006. The repairs and maintenance expense is estimated at $700 per unit or $64,400.

Administrative	Office expenses, telephone, management unit expenses, computer maintenance and supplies, professional fees and miscellaneous expenses are covered in this category. The subject’s historical administrative expense ranges from a low of $291 per unit in 2005 to a high of $372 per unit in 2004. An amount equivalent to $264 per unit is reflected in 2006 (annualized). Administrative expenses are projected at $290 per unit or $26,680.

Marketing	Included in this category are all newspaper and printed advertising, payments to locator services, leasing commissions, and resident referrals. The subject’s historical marketing expense ranges from a low of $180 per unit in 2004 to a high of $204 per unit in 2003. An amount equivalent to $201 per unit is annualized in 2006. Marketing expenses are projected at $200 per unit or $18,400.

Payroll:	This expense covers salaries, payroll taxes, and workers compensation insurance for on site management, leasing, and maintenance personnel.

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The subject’s historical payroll expense ranges from a low of $1,194 per unit in 2003 to a high of $1,454 per unit in 2005. An amount equivalent to $1,742 per unit is annualized in 2006. Payroll expenses are projected at $1,450 per unit or $133,400.

Management	A typical management fee on a property of this type is 3% to 5% of the effective gross income. The subject’s historical management fee has been based on an amount equivalent to approximately 4.2% of Effective Gross Income. A market-oriented fee of 4.5% is considered reasonable. Based on the preceding estimate of Effective Gross Income, the subject’s management fee is estimated to be $76,771, or $834 per unit.

Insurance	This expense item covers the building and includes fire, extended coverage, vehicle, and owner’s liability. The subject’s historical insurance expense ranges from a low of $473 per unit in 2005 to a high of $490 per unit in 2004. An amount equivalent to $474 per unit is reflected in 2006 (annualized). Insurance expenses are projected at $475 per unit or $43,700.

Taxes	As discussed in the Real Estate Tax section, the tax burden for the subject property is estimated at $224,000 or $2,435 per unit.

Reserves for Replacements	In addition to the repairs and maintenance expenditures, the property will incur annual capital expenditures to keep it in prime condition. A reserve category is typical for multifamily property; therefore we have included reserves as an additional budget item. Reserves for replacement for a property of this vintage typically range from $200 to $400 per unit. Given the age of the subject property, a reserve for replacement allowance aligned with the higher end of the range of $350 per unit or $32,200 is estimated for the subject property.
Net Operating Income: The Net Operating Income is that amount of the income remaining after paying all operating expenses. This affords the owner capital to satisfy debt service, if any, and provide a return on owner’s equity. We have estimated the NOI to be $1,026,682. The subject’s income and expense pro forma is summarized below.

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Pasadena, California	Page 33
OPERATING PRO FORMA

Gross Potential Rent	$1,724,136	$18,741
Loss to Lease	$(51,724)	$(562)
Concessions	$(17,241)	$(187)
Vacancy/Credit Loss	$(43,103)	$(469)
Utility Income	$25,000	$272
Other Income	$51,724	$562

Effective Gross Income	$1,706,033	$18,511

Utilities	$59,800	$650
Repairs & Maintenance	$64,400	$700
Administrative	$26,680	$290
Marketing	$18,400	$200
Payroll	$133,400	$1,450
Management	$76,771	$834
Insurance	$43,700	$475
Real Estate Taxes	$224,000	$2,435
Reserves	$32,200	$350

Total Expenses	$679,351	$7,384

Net Operating Income	$1,026,682	$11,160
Capitalization: Capitalization rates express relationships between net income and total value. The rate employed must be consistent with and reflective of those rates currently employed by investors active in the market place.
In order to perform this analysis, estimates of an appropriate capitalization rate must be formed. By its nature this is a judgmental process, however, selected rates should approximate the investment perimeters expected to be employed by the most probable buyer for the subject property.
Several approaches are typically followed in selecting the investment parameters; review and analysis of alternative real estate and non-real estate investments; review and analysis of published real estate investor surveys; derivation of rates from empirical market data; and use of in-house experience with similar types of investments.

Most Probable Buyer	Considering the size and quality of the asset, the subject buyer would most likely attract national or regional investors.

Market Extraction	The following table summarizes the market derived overall rates. The sales are further detailed in the Sales Comparison Approach.
SUMMARY OF MARKET DERIVED OVERALL RATES

	Sale 1	Sale 2	Sale 3	Sale 4	Sale 5

Name	The Sedona	Del Prado	Montego Palms	Woodbridge	Chateau
Sale Date	Jul-06	Jun-06	May-06	Aug-05	May-05
Cap Rate (OAR)	5.8%	5.9%	5.5%	5.8%	4.9%

The sales exhibit overall rates that fall within a range from 4.9% to 5.9% and produce an average of 5.6%, with the majority of the rates in the range of $5.5% to 5.9%. The sales represent transactions of late 1960s to mid 1980s vintage apartment complexes that are generally similar to the subject property in terms of construction and physical characteristics. The comparable properties are situated in Los Angeles area locations that demonstrate generally similar demographic characteristics of the subject

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neighborhood. The capitalization rates indicated by the sales data are representative of an appropriate rate that would be applicable to the subject property. Based on the indicators exhibited by market data, a capitalization rate in the range of 5.5% to 6.0% or approximately 5.75% is suggested.

Survey of Investors	The most useful approach used to estimate an approximate rate of return required by the most probable buyer is to analyze the current investment parameters applied by institutional investors and advisors to real estate pension and portfolio funds when acquiring real estate. According to the Third Quarter 2006` Korpacz Real Estate Investor Survey, prepared by Price Waterhouse Coopers, capitalization rates for institutional grade apartment properties range from 4.25% to 8.00% with an average of 5.98%. Capitalization rates in the Los Angeles area are generally aligned with the low end of the survey range and below the national average. The rates produced by the sales outlined above are appropriately aligned with the low end of the survey range.

Conclusion	The sales exhibit overall rates that range from 4.9% to 5.9% and produce an average of 5.6%. Based on the indicators exhibited by the sales data and confirmed through review of investor surveys, an appropriate cap rate for the subject property is concluded to be 5.75%.

Valuation: Capitalizing the estimated Net Operating Income of $986,094 by a 5.75% rate results in a value conclusion of $17,900,000, rounded ($1,026,682 NOI ÷ 5.75% OAR = $17,855,339).

Final Value:	$17,900,000
THE SALES COMPARISON APPROACH
The Sales Comparison Approach to value is the process of comparing recent sales of competitive properties. The estimated value derived via this approach represents the probable price at which the subject property would be sold by a willing seller to a willing buyer as of the date of value.
To estimate the property value by the Sales Comparison Approach, five multifamily apartment building sales, which are summarized in the following table, have been examined and analyzed. All of the sales are garden style apartments with similar physical characteristics within the Los Angeles area apartment market. The appraisal indicators exhibited by the sales data outlined in the following chart are utilized for purposes of estimating a value for the subject via the Sale Comparison Approach.
The price per apartment unit has been relied upon as the unit of comparison in this approach. The comparative process involves judgment as to the similarity between the subject property and the comparable sale property with regard to a variety of factors affecting value such as location, age and condition of the structure, market conditions, rent levels, property rights conveyed, financing terms, conditions of sale, operational efficiencies and other factors.

Buena Vista Apartments	December 8, 2006
Pasadena, California	Page 35
ANALYSIS OF SALES: This approach relies on an active market. Sufficient data from the Los Angeles/Pasadena area exists to formulate a value via the Sales Comparison Approach. Below are five sale comparables of similar vintage garden style apartments with similar characteristics to the subject property.
SUMMARY OF COMPARABLE BUILDING SALES

Sale No.	1	2	3	4	5

Name	The Sedona On Laurel	Del Prado	Montego Palms	Woodbridge	Chateau
Location	5717 Laurel Canyon	9150 Florence	385 S Catalina Ave	1101 Sepulveda Blvd	4524 N Clybourn
	North Hollywood, CA	Downey, CA	Pasadena, CA	Torrance, CA	Burbank, CA
Sales Price	$9,900,000	$9,425,000	$18,700,000	$42,800,000	$23,700,000
Sale Date	18-Jul-2006	2-Jun-2006	16-Mar-2006	1-Aug-2005	12-May-2005
Year Built	1986	1969	1973	1973	1974
No. of Units	54	56	84	214	110
Net Rentable Area (SF)	48,457	80,006	83,304	192,094	110,566
Avg. Unit Size (SF)	897	1,429	992	898	1,005
Occupancy	95%	97%	98%	95%	95%
Price/SF	$204.30	$117.80	$224.48	$222.81	$214.35
Price/Unit	$183,333	$168,304	$222,619	$200,000	$215,455
Net Income	$575,625	$555,243	$1,029,617	$2,482,630	$1,164,315
NOI/SF	$11.88	$6.94	$12.36	$12.92	$10.53
NOI/Unit	$10,660	$9,915	$12,257	$11,601	$10,585
Cap Rate (OAR)	5.8%	5.9%	5.5%	5.8%	4.9%
EGIM	11.4	11.4	12.7	11.8	13.4
Expense Ratio (OER)	34%	33%	30%	31%	34%
Comparable #1: This is the July 2006 sale of a 214-unit apartment complex that is located in North Hollywood, approximately 13.5 miles northwest of the subject property. The alternative location of the comparable property is rated as being inferior to that of the subject property. Built in 1986, construction is wood frame with stucco and wood trim exterior and flat built-up roof. This property is situated on 0.74 acres. Units include one and two-bedroom floor plans. Amenities include swimming pool, spa, security entrance, covered parking, picnic area and laundry facility. Unit amenities include standard kitchen appliances, patio/balcony, mini-blinds and ceiling fans. The comparable’s average unit size of 897 square feet is similar to the subject’s 846 average square foot unit size.
In comparison to the subject, this property is superior in terms of age and condition and inferior as to location. Off setting adjustments will be applied to the sales price paid for this comparable.
Comparable #2: This is the June 2006 sale of a 56-unit apartment complex located approximately 13.5 miles southeast of the subject property, in the City of Downey. The alternative location of the comparable property is rated as being inferior to that of the subject property. This property was developed in 1969. Construction is wood frame with stucco and wood trim exteriors and flat built-up roof. This property is situated on 1.7 acres. Apartment units include one, two and three-bedroom floor plans. Amenities include swimming pool, club house, fitness center, security entrance, spa and laundry facility. Unit amenities include standard kitchen appliances, patios/balconies, ceiling fans and mini-blinds. The comparable’s average unit size of 1,429 square feet is larger than the subject’s 846 average square foot unit size.
In comparison to the subject, this property is inferior in terms of location, but is superior with regards to average unit size. An upward adjustment will be made to the sales price per unit paid for this comparable for inferior location, and a downward adjustment for superior unit size.

Buena Vista Apartments	December 8, 2006
Pasadena, California	Page 36
Comparable #3: This is the March 2006 sale of a comparable property located approximately one mile east of the subject property in Pasadena. The location of the comparable property is rated as being similar to that of the subject. This property consists of an 84-unit apartment complex developed in 1973. Construction is wood frame with stucco and wood trim exteriors and flat built-up roof. This property is situated on 1.2 acres. Apartment units include one and two-bedroom floor plans. Amenities include swimming pool, spa, recreation room, security entrance and laundry facility. Unit amenities include standard kitchen appliances, central a/c, patio/balcony, mini-blinds and ceiling fans. The comparables’ average unit size of 992 square feet is superior to the subject’s 846 average square foot unit size.
In comparison to the subject, this property is superior in terms of average unit size, which requires a downward adjustment to the sales price paid for this comparable.
Comparable #4: This is the August 2005 sale of a 214-unit apartment complex that is located in the City of Torrance, approximately 24 miles southwest of the subject property. The alternative location of the comparable property is rated as being similar to that of the subject property. Built in 1973, construction is wood frame with stucco and wood trim exterior and flat built-up roof. This property is situated on 10.2 acres. Units include one and two and three-bedroom floor plans. Amenities include swimming pools, gated access, recreation room and laundry facility. Unit amenities include standard kitchen appliances, patio/balcony, mini-blinds and ceiling fans. The comparable’s average unit size of 898 square feet is similar to the subject’s 846 average square foot unit size.
In comparison to the subject, this property is generally similar to the subject property in all aspects. No significant adjustments are warranted.
Comparable #5: This is the May 2005 sale of a comparable property located approximately 13 miles west of the subject property, in the City of Burbank. The alternative location of the comparable property is rated as being slightly superior to that of the subject. This property consists of a 110-unit apartment complex developed in 1974. Construction is wood frame with stucco and wood trim exteriors and flat built-up roof. This property is situated on 1.3 acres. Apartment units include one and two-bedroom floor plans. Amenities include swimming pool, spa, fitness center, elevator, gated covered parking and laundry facility. Unit amenities include standard kitchen appliances, patios/balconies, fireplace, ceiling fans, central a/c and mini-blinds. The comparable’s average unit size of 1,005 square feet is larger than the subject’s 846 average square foot unit size.
In comparison to the subject, this property is superior in terms of location and average unit size, which requires downward adjustment to the sales price paid for this comparable.

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Pasadena, California	Page 37
COMPARABLE SALES ADJUSTMENT GRID

Sale No.	1	2	3	4	5

Sales Price/Unit	$183,333	$168,304	$222,619	$200,000	$215,455
Conditions of Sale	0.0%	0.0%	0.0%	0.0%	0.0% %
Adjusted Price	$183,333	$168,304	$222,619	$200,000	$215,455
Time	0.0%	0.0%	3.0%	0.0%	0.0%
Time Adjusted Price	$183,333	$168,304	$222,619	$200,000	$215,455
Location	10.0%	20.0%	0.0%	0.0%	-5.0%
Age/Condition	-10.0%	0.0%	0.0%	0.0%	0.0%
Unit Size/Utility	0.0%	-15.0%	-5.0%	0.0%	-5.0%
Amenities	0.0%	0.0%	0.0%	0.0%	0.0%
Total Adjustments (%)	0.0%	5.0%	-5.0%	0.0%	-10.0%
Adjusted Sale Price	$183,333	$176,719	$211,488	$200,000	$193,909
Source: Adjustments by KTR.
The unadjusted sales prices range from $168,304 to $222,619 per unit. After adjustment, the comparable sales illustrate a range from $176,719 to $211,488 per unit with an average of $193,090 per unit. Three of the five sales required adjustments for location. One of the sales required adjustment because of superior age and condition and three of the sales required adjustment for superior average unit size. Based on the adjustments considered and indicators exhibited by the sales data and equal emphasis placed on all of the sales, a value of $192,000 per unit is estimated for the subject property. Application of the $192,000 per unit value indicator to the 92 units comprising the subject property results in a value estimate of $17,700,000, rounded.
$192,000 x 92 units = $17,664,000
EGIM ANALYSIS: The sales illustrate EGIMs that range from 11.4 to 13.4. Important in selecting an appropriate EGIM is the review of corresponding operating expenses. There is an inverse relationship which generally holds among EGIMs and operating expenses. Properties which have higher expense ratios typically sell for relatively less and therefore produce a lower EGIM. The operating expense ratios for the sales range from 30% to 34%.
In selecting an appropriate EGIM, consideration must be given to the operating expense ratio estimated for the subject. Based on the income and expenses estimated for the subject property in the Income Approach, the subject’s operating expense ratio is calculated at 40%. The subject’s expense ratio is above the high end of the range of ratios exhibited by the sales data, indicating that an appropriate EGIM would be below the low end of the comparable range. In consideration of the preceding, an EGIM of 10.5 is concluded.
Based on the effective gross income of $1,706,033 estimated for the subject property, a value indication of $17,900,000 (rounded) is concluded.
$1,706,033 x 10.5 = $17,913,347 or $17,900,000, rounded
CONCLUSION: The noted value indicators utilizing the sales price per unit and EGIM methods are $17,700,000 and $17,900,000 respectively. Due to the similarity of the resulting value indicators, relatively equal consideration was given to both techniques when concluding to a final value via the Sales Comparison Approach of $17,800,000.

Buena Vista Apartments	December 8, 2006
Pasadena, California	Page 38
As such, the Market Value of the subject property’s Fee Simple Interest via the Sales Comparison Approach is therefore estimated at:

Value via the Sales Comparison Approach	$17,800,000

RECONCILIATION

Cost Approach	N/A
Income Capitalization Approach	$17,900,000
Sales Comparison Approach	$17,800,000
Income and Sales approaches to value were employed in the appraisal of the subject property. Buyers and sellers rarely rely on the Cost Approach to price commercial real estate. Furthermore, the age of the improvements and subjectivity involved in estimating substantial degrees of physical deterioration reduces the reliability of this approach. As such, a Cost Approach was not employed.
The value derived from the Income Capitalization Approach is well documented and market oriented. The local market is active in terms of investment sales of similar apartment complexes and sufficient sales data was available to develop a defensible value via the Sales Comparison Approach. The value derived through use of the Sales Comparison Approach supports the value concluded for the property via the Income Capitalization Approach. Due to the income producing nature of the subject property, the results of the Income Capitalization Approach are emphasized.

FINAL ESTIMATE OF VALUE	$17,900,000

Buena Vista Apartments	December 8, 2006
Pasadena, California	Addenda
ADDENDA

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Pasadena, California	Addenda
SUBJECT PHOTOGRAPHS

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Pasadena, California	Addenda
VIEW OF PROPERTY FROM EAST BELLEVUE DRIVE
VIEW OF MANAGEMENT/LEASING OFFICE

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Pasadena, California	Addenda
VIEW OF COMMON AREA HALLWAY
VIEW OF TYPICAL BUILDING ELEVATION

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Pasadena, California	Addenda
VIEW OF POOL AREA
GARAGE PARKING

\

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Pasadena, California	Addenda
VIEW OF ELEVATORS
VIEW OF FITNESS CENTER

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COMPARABLE RENTAL PHOTOGRAPHS

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COMPARABLE #1
COMPARABLE #2

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Pasadena, California	Addenda
COMPARABLE #3
COMPARABLE #4

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COMPARABLE #5

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COMPARABLE SALES

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Pasadena, California	Addenda
Improved Sale #1

Name:	The Sedona On Laurel

Location:	5717 Laurel Canyon North Hollywood, CA

Date of Sale:	July 18, 2006

Grantor:	Plaza 6000 Partners LP (et al)

Grantee:	Mansfield Circle LLC (et al)

Consideration:	$9,900,000

Terms:	Cash to seller

Price/Unit:	$ 183,333

Price/SF:	$ 204.30

Buena Vista Apartments	December 8, 2006
Pasadena, California	Addenda
Improved Sale #1 (Continued)
Economic Data:

Cash Equivalent Sale Price:	$9,900,000
Net Rentable Area (SF):	48,457
Number of Units:	54
Average Unit Size (SF):	897
Occupancy	95%
Year Built	1986

	Pro Forma	$/Unit	$/SF
Effective Gross Income	$867,825	$16,071	$17.91
Expenses (including reserves)	(292,200)	(5,411)	(6.03)
Net Operating Income	$575,625	$10,660	$11.88

EGIM	11.4
OER (including reserves)	34%
OAR	5.8%
Comments:                           Three-story wood frame construction in average condition at time of sale.

Buena Vista Apartments	December 8, 2006
Pasadena, California	Addenda
Improved Sale #2

Name:	Del Prado Apartments

Location:	9150 Florence Downey, CA

Date of Sale:	June 2, 2006

Grantor:	William M Grant Trust

Grantee:	MC Del Prado LLC (et al )

Consideration:	$9,425,000

Terms:	Cash to seller

Price/Unit:	$ 168,304

Price/SF:	$ 117.80

Buena Vista Apartments	December 8, 2006
Pasadena, California	Addenda
Improved Sale #2 (Continued)
Economic Data:

Cash Equivalent Sale Price:	$9,425,000
Net Rentable Area (SF):	80,006
Number of Units:	56
Average Unit Size (SF):	1,429
Occupancy	97%
Year Built	1969

	Pro Forma	$/Unit	$/SF
Effective Gross Income	$824,494	$14,723	$10.31
Expenses (including reserves)	(269,251)	(4,808)	(3.37)
Net Operating Income	$555,243	$9,915	$6.94

EGIM	11.4
OER (including reserves)	33%
OAR	5.9%
Comments:                           Three-story wood frame construction.. Property was in average condition at the time of sale.

Buena Vista Apartments	December 8, 2006
Pasadena, California	Addenda
Improved Sale #3

Name:	Montego Palms

Location:	385 S. Catalina Avenue Pasadena, CA

Date of Sale:	June 2, 2006

Grantor:	Montego Palms Apartments LP

Grantee:	PPC Montego Palms LLC

Consideration:	$18,700,000

Terms:	Cash to seller

Price/Unit:	$ 222,619

Price/SF:	$ 224.48

Buena Vista Apartments	December 8, 2006
Pasadena, California	Addenda
Improved Sale #3 (Continued)
Economic Data:

Cash Equivalent Sale Price:	$18,700,000
Net Rentable Area (SF):	83,304
Number of Units:	84
Average Unit Size (SF):	992
Occupancy	98%
Year Built	1973

	Pro Forma	$/Unit	$/SF
Effective Gross Income	$1,478,056	$17,596	$17.74
Expenses (including reserves)	(448,439)	(5,339)	(5.38)
Net Operating Income	$1,029,617	$12,257	$12.36

EGIM	12.7
OER (including reserves)	30%
OAR	5.5%
Comments:                           Three-story wood frame construction. Property was in average condition at the time of sale.

Buena Vista Apartments	December 8, 2006
Pasadena, California	Addenda
Improved Sale #4

Name:	Woodbridge

Location:	1101 Sepulveda Boulevard Torrance, CA

Date of Sale:	August 1, 2005

Grantor:	Fairfield Woodbridge LP

Grantee:	Pacifica Woodbridge LLC

Consideration:	$42,800,000

Terms:	Cash to seller

Price/Unit:	$ 200,000

Price/SF:	$ 222.81

Buena Vista Apartments	December 8, 2006
Pasadena, California	Addenda
Improved Sale #4 (Continued)
Economic Data:

Cash Equivalent Sale Price:	$42,800,000
Net Rentable Area (SF):	192,094
Number of Units:	214
Average Unit Size (SF):	898
Occupancy	95%
Year Built	1973

	Pro Forma	$/Unit	$/SF
Effective Gross Income	$3,616,599	$16,900	$18.83
Expenses (including reserves)	(1,133,969)	(5,299)	(5.91)

Net Operating Income	$2,482,630	$11,601	$12.92

EGIM	11.8
OER (including reserves)	31%
OAR	5.8%
Comments:                           Two-story wood frame construction in average condition at time of sale.

Buena Vista Apartments	December 8, 2006
Pasadena, California	Addenda
Improved Sale #5

Name:	Chateau Toluca I

Location:	4524 N. Clybourn Burbank, CA

Date of Sale:	May 12, 2005

Grantor:	CTF3-Burbank LLC

Grantee:	Chateau Toluca Apartments 110 LLC

Consideration:	$23,700,000

Terms:	Cash to seller

Price/Unit:	$ 215,455

Price/SF:	$ 214.35

Buena Vista Apartments	December 8, 2006
Pasadena, California	Addenda
Improved Sale #5 (Continued)
Economic Data:

Cash Equivalent Sale Price:	$23,700,000
Net Rentable Area (SF):	110,566
Number of Units:	110
Average Unit Size (SF):	1,005
Occupancy	95%
Year Built	1974

	Pro Forma	$/Unit	$/SF
Effective Gross Income	$1,773,495	$16,123	$16.04
Expenses (including reserves)	(609,180)	(5,538)	(5.51)
Net Operating Income	$1,164,315	$10,585	$10.53

EGIM	13.4
OER (including reserves)	34%
OAR	4.9%
Comments:                           Three-story wood frame construction. Property was in average condition at the time of sale.

Buena Vista Apartments	December 8, 2006
Pasadena, California	Addenda
REGIONAL LOCATION MAP

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Pasadena, California	Addenda
NEIGHBORHOOD MAP

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Pasadena, California	Addenda
COMPARABLE RENTALS MAP

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Pasadena, California	Addenda
COMPARABLE SALES MAP

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Pasadena, California	Addenda
QUALIFICATIONS

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Pasadena, California	Addenda
WILLIAM L. CORBIN, MAI
SENIOR MANAGING DIRECTOR
WILLIAM CORBIN, MAI is Senior Marketing Director and manager of the Western Regional Office of KTR Valuation & Consulting Services, LLC, located at 1801 Century Park East, Suite 2210, Los Angeles, California 90067. His direct telephone number is 310/ 203-0699
Education
     University of California at Los Angeles, 1977
Bachelor of Arts
Major in Economics
     University of Southern California, 1980
Master of Business Administration
Concentration in Real Estate and Finance
Designations
     MAI Member — Appraisal Institute
Licenses
California Certified General Real Estate Appraiser
Arizona Certified General Real Estate Appraiser
Affiliations
     National Council of Real Estate Investment Fiduciaries (NCREIF) designated representative
     -Valuation sub-committee co-chairperson for Standardized Commercial Appraisal Report

Buena Vista Apartments	December 8, 2006
Pasadena, California	Addenda
WILLIAM L. CORBIN, MAI
Experience
Mr. Corbin began his career with an intensive education in real estate market analysis as a consultant with Robert Charles Lesser & Co. from 1980 to 1983. With RCLCo, he performed over 75 market supply and demand, economic feasibility, and strategic planning assignments for prominent regional and national clients. During this very active construction period, nationally, Mr. Corbin had the opportunity to visit and analyze commercial real estate market conditions is over 20 major metropolitan areas in the Western and Central U.S.
As a mortgage banker from 1983 to 1992, Mr. Corbin arranged a wide variety of financing structures with institutional lenders and equity investors, including permanent loans, construction loans, and joint ventures. In total with George Smith Financial Services/Grubb & Ellis and Center Financial Group, he worked with over 90 institutions and closed over 150 transactions totaling in excess of $700,000,000.
As an appraiser, Mr. Corbin has performed numerous current value narrative appraisals for national and regional institutional lenders and investors. His previous experience in commercial real estate finance gives him particular insight to the capital and investment markets and their impact on institutional real estate activity and values. He has performed a wide variety of appraisals of warehouse distribution buildings, industrial and business parks, office buildings, shopping centers, and apartments. He worked with Landauer Associates from 1992 to 1995, managing the Aetna Realty Investors account for western region property appraisals.
Currently with KTR ten years, Mr. Corbin is responsible for managing the Los Angeles regional office, developing and managing institutional accounts, as well as performing direct valuation work for those clients. He also heads KTR’s national pension fund valuation practice and is the firm’s designated representative to NCREIF, a national organization of pension fund advisors that creates and implements operational policy standards for the industry. Mr. Corbin is currently the chairperson for NCREIF’s valuation sub-committee that is contributing to developing a standardized commercial appraisal report in conjunction with the Appraisal Institute that will become the valuation industry standard.
In addition to professional experience, Mr. Corbin has served as a real estate course instructor and conference collaborator for UCLA Extension

Buena Vista Apartments	December 8, 2006
Pasadena, California	Addenda
WILLIAM L. CORBIN, MAI
Following is a list of representative clients Mr. Corbin has performed services for:
Clients — As Appraiser and Consultant
Aetna Realty Investors, Inc.
Bechtel Corporation
CALTRANS
Catellus Corp.
Philips, North America
KOAR Hotel Group
Copley Institutional Realty
Estate of James Campbell
Franklin Properties, Inc.
Triton Energy Corp
Union Oil/Moreland Development
Kaiser Aluminum Corp.
Lockheed Air Terminal, Inc.
Hong Kong and Shanghai Bank Corp.
PNC Bank
CALSTRS
Heller Financial
Chase Commercial Mortgage Banking
Daiwa Securities America
Lennar Partners
SSR Realty Advisors
Douglas, Emmett Realty Advisors
Dresdner Bank
Prudential Mortgage Capital
TIAA-CREF
Principal Real Estate Investors
RREEF
Eurohypo Bank
Massachusetts Mutual Life
McCullough Oil Properties
Mobil Land Development
Chevron Land Development
Home Savings of America
Safeway Stores
Santa Anita Realty
Santa Fe Land Improvement Co.
Taft Broadcasting Co.
Comerica Bank
Trammell Crow Company
Bank of New York
Majestic Realty
Canadian Imperial Bank of Commerce
Sakura Bank
Newfield Enterprises
J. P. Morgan Mortgage Capital
Lend Lease Mortgage Capital
Whitehall Fund II
AMB Institutional Realty Advisors
TA Associates Realty
LACERA
Henderson Global Investors
Prudential Insurance Company of America
INVESCO
Cornerstone Real Estate Advisers
Deutsche Bank
Clients — As Mortgage Banker
AEtna Life & Casualty
BALCOR
Citicorp REIG
Forest City Properties
Heller Financial Services
Home Savings of America
MetroBank
Principal Mutual Life
Societe Generale
U.S. Bancorp
William Morris Agency
IBEW Pension Fund
AFL-CIO Housing Trust
Bank of America
Creative Artists Agency
General Electric Credit
Hollywood Center Studios
Industrial Bank of Japan
Massachusetts Mutual Life
Security Pacific National Bank
Textron Financial Services
Union Bank
DeAnza Group, Inc.
Nationwide Life
STEVEN J. GOLDBERG, MAI, CCIM

Buena Vista Apartments	December 8, 2006
Pasadena, California	Addenda
SENIOR MANAGING DIRECTOR
STEVEN J. GOLDBERG is Manager of the Dallas Appraisal Division of KTR Valuation & Consulting Services, LLC. His responsibilities include staff supervision, appraisal management, maintaining product quality, marketing and client development. In his current capacity, Mr. Goldberg oversees all valuation assignments involving real estate assets located in the Southwest region.
Mr. Goldberg has over 23 years of nationwide experience in real estate valuation, investment analysis and evaluation consultation. He has performed appraisals throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Goldberg’s particular area of expertise is in the appraisal and analysis of multifamily apartment projects. In addition to his expertise in the multifamily market, Mr. Goldberg has extensive experience in the appraisal of other income-producing properties including office buildings, retail properties, lodging facilities, industrial properties and mixed-use projects.
Mr. Goldberg has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.
Mr. Goldberg received his Bachelor of Business Administration Degree from the University of Texas in Austin, with major concentrations in both Finance and Real Estate/Urban Land Economics. He is a designated member of the Appraisal Institute and the Commercial Investment Real Estate Institute having been awarded the MAI designation in 1989 and the CCIM designation in 1994. He has attended numerous continuing education courses and has completed the requirements under the continuing education program of the Appraisal Institute.
Mr. Goldberg is state certified as a General Real Estate Appraiser in Texas and Arizona. He is also a licensed Real Estate Broker in the State of Texas. He is affiliated with the North Texas Commercial Association of Realtors, International Council of Shopping Centers and Mortgage Bankers Association.